No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF August 2003

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     *        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On August 7, 2003, Honda Europe Motorcycle S.r.l. started imports of the “XR125L” motorcycle produced by Honda’s subsidiary in Brazil, Moto Honda da Amazonia Ltda., with European sales starting in Germany. (Ref. #C03-048)

Exhibit 2:

On August 8, 2003, Honda Motor Co., Ltd. began a new automobile production joint venture with Dongfeng Motor Corp. in China - Dongfeng Honda Automobile (Wuhan) Co., Ltd. - for the production of Honda vehicles. (Ref. #C03-049)

Exhibit 3:

On August 19, 2003, Honda Parts Manufacturing Corp., Honda Motor Company’s parts manufacturing subsidiary in the Philippines, held an inauguration ceremony and began production of manual transmissions for automobiles at a new plant adjacent to its existing facility. (Ref. #C03-051)

Exhibit 4:

On August 26, 2003, Honda Motor Co., Ltd., announced the release of the new GX35, a 360-degree-inclinable, 4-stroke engine (35.8cc displacement) that will serve as a power source for trimmers and a variety of other handheld power equipment manufacturers on an OEM basis. (Ref. #P03-004)

Exhibit 5:

On August 26, 2003, Honda Motor Co., Ltd. announced that overseas production increased 19.9% in July over the corresponding month in 2002, the 31st consecutive month of growth in that category. (Ref. #C03-053)

Exhibit 6:

On August 27, 2003 Honda Motor Co., Ltd. announced that as of August 2003, its cumulative worldwide production for automobiles reached 50 million units. (Ref. #C03-054)

Exhibit 7:

Annual report for the fiscal year ended March 31, 2003 (which was to be mailed to ADR stockholders for the Company in August 2003).

Exhibit 8:

English summary of Honda Report to Stockholders No. 118, which was prepared full in Japanese and mailed to stockholders of Honda Common Stock in Japan in August 2003.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD )

/s/ Satoshi Aoki
Satoshi Aoki Senior Managing and Representative Director

Date: September 12, 2003

ref. #C03-048

Honda Starts European Sales of the Brazil-made “XR125L.”

Tokyo, August 7, 2003 — Honda Europe Motorcycle S.r.l. has started imports of the “XR125L” motorcycle produced by Honda’s subsidiary in Brazil, Moto Honda da Amazonia Ltda., with European sales starting in Germany. The sales will be extended to other countries in Europe including France and the U.K. This is the first time for Honda to sell a Brazil-made motorcycle in Europe.

The “XR125L” is a stylish 125cc model featuring an air-cooled, four-stroke, single-cylinder engine. Compared to the previous model, the sales price has been lowered, with sales in Germany set at 2,890 euros (suggested retail price). The annual unit sales forecast is 3,500 for the whole of Europe.

Honda’s Brazil-made motorcycles have already been exported to Central and South America, North America, Africa, Mexico, Australia and other areas. Due to the success of CRF150F, CRF230F which started to be exported to North America in the fall of 2002, the number of units exported from Brazil from January to June 2003 reached a new high of 37,000 units (225.6% compared to the previous year)

Honda, thus far, has exported motorcycles from China to Japan, Africa, Central and South America, and the Middle and Near East, from Thailand to Europe and Oceania, and from India to Europe, Africa, the Middle and Near East, and Central and South America. Taking advantage of the management resources of each region throughout the world and complementing the products as required between the regions, Honda will manufacture products in and supply them to the optimum locations to meet the ever diversifying customer needs. This is the basic idea of “Made by Global Honda” and Honda will further promote this strategy.

                                         Brazil-made “XR125L”

Main specifications of “XR125L”

L x W x H (m):	2.060 x 0.810 x 1.130
Engine type:	Air-cooled, four-stroke, single-cylinder
Displacement (cm3):	124
Manufacturing location:	Moto Honda da Amazonia Ltda. (Brazil)

PR materials and photographs of the Brazil-made “XR125L” can be downloaded from the following URL from August 7, 2003. To download, please use browser software such as Internet Explorer and directly type http://www.honda.co.jp/PR/ into the address bar.

(The above site is for the exclusive use of the press.)

C03-049

Honda Announces New Automobile Production Plan in China

with Dongfeng Motor Corp.

Wuhan, August 8, 2003 – Honda Motor Co., Ltd. has begun a new automobile production joint venture with Dongfeng Motor Corp. in China — Dongfeng Honda Automobile (Wuhan) Co., Ltd. — for the production of Honda vehicles. An existing plant in Wuhan, Hubei will be upgraded to serve as the production site for Honda’s small SUV, the CR-V, with production slated to start during the first half of 2004. The annual production volume has been set at 30,000 units.

A new joint venture company, Dongfeng Honda Motor (Wuhan) Co., has been established with Honda assuming 50% of the shares of Wuhan Grand Motor Co., Ltd., which owns the vehicle production plant in Wuhan, Hubei. The equipment at this plant will be upgraded and enhanced for the 2004 production start-up. This will include the introduction of new welding and final quality control processes as well as improvements to the existing assembly and painting equipment, a total investment of approximately 44 million U.S. dollars. Employment will total approximately 600 associates.

In 1994, Honda and Dongfeng Motor established a joint venture automobile parts production company, Dongfeng Honda Automobile Parts Co., Ltd. (Huizhou, Guangdong), with the understanding that producing engines and complete vehicles was a future possibility. In 1998, as a part of a passenger car production project in Guangzhou, Honda and Dongfeng Motor established Dongfeng Honda Engine Co., Ltd. to produce engines for the Accord and Odyssey models.

Honda is pursuing this production project in Wuhan in accordance with the Chinese government’s policy guidelines for the automobile industry, in order to meet the expanding demand and diversifying needs of the Chinese automobile market which is expected to continue to grow rapidly in the future.

Outline of the new joint venture company

Name of the company:	Dongfeng Honda Automobile (Wuhan) Co., Ltd.
Established:	July 2003
Capital:	28 million U.S. dollars (about 3.4 billion yen)
Capitalization Ratio:	Honda Motor Co., Ltd.	50%
	Dongfeng Motor Corp.	50%
Location:	Economic & Technological Development District, Wuhan, Hubei
Employment:	About 600 associates (at the start of production)
Model to be produced:	CR-V
Production volume:	30,000 units/year
Production start:	First half of 2004

Honda Parts Manufacturing Corp. (Head office: Suburbs of Manila, President: Haruyuki Inami), Honda Motor Company’s parts manufacturing subsidiary in the Philippines, made the following announcement on August 19 (Tues.,) 2003, at 12:00 local time (13:00 Japan time.)

C03-051

Honda Begins Production of Manual Transmissions at New Plant in the Philippines

Manila, August 19, 2003 — Honda Parts Manufacturing Corp., Honda Motor Company’s parts manufacturing subsidiary in the Philippines, held an inauguration ceremony today and began production of manual transmissions for automobiles at a new plant adjacent to its existing facility . The production capacity of the new plant is 140,000 manual transmissions per year, representing a capital investment of approximately 2 billion yen. The expansion will also increase employment by approximately 200 associates.

Since July 2002, Honda Parts Manufacturing Corp. has manufactured manual transmissions within the existing service parts plant and supplied them to Honda automobile plants within the ASEAN region. Production output in the fiscal year 2002 totaled approximately 16,000 units. Through the completion of the new plant, production for the current fiscal year, ending March 2004, is expected to reach approximately 60,000 units. In addition to supplying manual transmissions to countries within the ASEAN region, they will also be supplied to Honda automobile plants outside the ASEAN region, mainly in Europe.

Under the concept of “Made by Global Honda,” Honda has been working to establish a highly efficient and flexible global production and parts procurement network, making optimal use of the competitiveness of its production facilities located in every region of the world. The production start-up of the new manual transmission plant in the Philippines and the beginning of exports to countries outside the ASEAN region represents a part of this strategy. By capitalizing on its highly competitive production facilities in Asia, which produce both low cost and high quality components, Honda’s goal is to meet the increasing demand for automobile production while further enhancing its global competitiveness.

Outline of Honda Parts Manufacturing Corp.

Established:	December 1992
Location:	Laguna Technopark, Suburbs of Manila, Philippines
Representative:	Haruyuki Inami, President
Employment:	Approx. 330 associates (projected for March 2004)
Capital Investment:	810.8 million peso (approx. 1.8 billion yen) * 1 peso = 2.2 yen
Capitalization Ratio:	Honda Motor Co., Ltd. 100%
Production Start-up:	January 1994 (for automobile service parts)

July 2002 (for manual transmissions)

Products:	Manual transmissions

Automobile service parts (Mainly stamped parts including the bulkhead)

Annual Capacity:	140,000 manual transmissions

ref. #P03-004

Honda Releases the New GX35 –A 360-degree-inclinable,

Ultra-Small 4-Stroke Engine

August 26, 2003—Honda Motor Co., Ltd. has announced the release of the new GX35, a 360-degree-inclinable, 4-stroke engine (35.8cc displacement) that will serve as a power source for trimmers and a variety of other handheld power equipment. Honda will also be supplying the engine to other power equipment manufacturers on an OEM basis.

The GX35 features the same lightweight and compact design, 360-degree-inclinability, and outstanding environmental performance as the 25cc-displacement GX25 that debuted in 2002 as the ideal engine for handheld operation, along with powerful output and tenacious torque for improved work efficiency.

The engine’s oil-immersed timing belt OHC configuration makes it possible to incorporate the valve train into the oil reservoir for substantial weight and volume savings. Honda’s original rotary slinger pumping lubrication system ensures full oil lubrication no matter what the engine angle, allowing it to be continuously operated or stored in any position.

The GX35 offers superb environmental performance, achieving a top-class*1 ranking under US EPA (Environmental Protection Agency) Phase 2 regulations—the most stringent in the world—while achieving a power-to-weight ratio on par with that of a 2-stroke engine. It also delivers an outstanding balance of all-round performance combined with low noise and low vibration, for efficient, carefree operation. The GX35 also clears Japanese domestic Phase 2*2 voluntary emissions regulations for 2011, and is expected to qualify for Stage 2*3 certification under EU emissions regulations well ahead of the 2007 deadline.

*1	EPA: Class I-A (under 65cc displacement) and Class IV (20cc-50cc displacement)
*2	Japan Land Engine Manufacturers Association (LEMA) voluntary exhaust emissions regulations for small utility gasoline engines
*3	EU Class SH2 (20cc-50cc displacement)

GX35 360-degree-inclinable 4-stroke engine

●	Annual projected sales, worldwide: 70,000 units

●	Suggested list price (consumption tax not included): ¥38,000

● Main Features of the GX35

O 360-degree-inclinable

•	Employs Honda’s original rotary slinger pumping lubrication system, which ensures full oil lubrication no matter what the engine angle, allowing the engine to be continuously operated or stored in any position.

O Tenacious power output

•	Specially selected valve timing settings deliver powerful output over a broad range of operating speeds. Ample low-speed torque ensures tenacious operating performance even when the engine speed falls under high-load conditions.

O Smooth starting and superb acceleration

•	Mechanical decompression results in a major reduction in starter rope pull weight, combining easy, efficient operation with the outstanding startup reliability that 4-stroke engines are known for.
•	An accelerator pump-equipped carburetor and ample low-to-midrange torque result in nimble acceleration immediately after startup, on par with that of a 2-stroke.

O High environmental performance

•	A Honda e-SPEC engine that achieves top-class*1 ranking in American EPA (Environmental Protection Agency) Phase 2 regulations and CARB (California Air Review Board) Tier II regulations—the most stringent in the world.
•	The GX35 clears Japanese domestic Phase 2*2 voluntary emissions regulations established by the Japan Land Engine Manufacturers Association for 2011, and is also expected to receive Stage 2*3 certification under EU emissions regulations well ahead of the 2007 deadline. (EU Stage 1 emissions regulations first came into effect in 2004.) Starting with the GX35, Honda intends to earn Stage 2 certification for its entire lineup of engines sold in Europe well before the regulations come into effect.

*1	EPA: Class I-A; CARB: under 65cc displacement
*2	Japan Land Engine Manufacturers Association (LEMA) voluntary exhaust emissions regulations for small utility gasoline engines
*3	EU Class SH2 (20cc-50cc displacement)

•	Top-of-class fuel economy and low oil consumption.

O Maintenance

•	The engine is designed to allow the cover to be removed by loosening a single bolt. The air cleaner cover can be removed and replaced with just one hand.

O Design

•	Built tough, with a full-cover construction that reduces snagging on branches or other objects during heavy operation. A side guard has also been added to the lower part of the muffler to handle rugged use.
•	Designed with a low center of gravity and a shape that doesn’t catch on the operator’s elbow, for greater operability and maneuverability.

●Specifications

Model Name	GX35
Type	e-SPEC air-cooled 4-stroke single-cylinder OHC
Displacement (cm3)	35.8
L x W x H (mm)	198x234x240
Outfitted Weight (kg)	3.88
Dry Weight(kg)	3.33
No. of Cylinders / Bore x Stroke (mm)	1 / 39x30
Maximum Output/Engine Speed (kW[PS]/rpm)	1.2[1.6]/7,000
Maximum Torque (N-m[kg-m]/rpm)	1.9[0.19]/5,500
Direction of Rotation	Counterclockwise (viewed from output shaft side)
Fuel Type	Automotive-grade unleaded gasoline
Fuel Tank Capacity (L)	0.65
Fuel Consumption (g/kW-h [g/PS-h])	360 [265]
Oil Reservoir Capacity(L)	0.1
Carburetor	Diaphragm type (overflow return)
Ignition	Transistorized magneto
Spark Plug	NGK CM5H/CMR5H
Starter	Recoil type

●Customer Inquiries

Engine Department, Power Products Division

Honda Motor Co., Ltd.

3-15-1 Senzui, Asaka-shi, Saitama-ken, Japan 351-0024

TEL: +81-48-468-9009 FAX: +81-48-468-9017

Publicity information for the GX35 is available from the following URL:

http://www.honda.co.jp/PR/

(This site is intended solely for the use of journalists.)

Ref.#C03-053

Honda Overseas Production Up 19.9% In July

August 26, 2003 — Honda Motor Co., Ltd., announced today that overseas production increased 19.9% in July over the same month in 2002, the 31st consecutive month of growth in that category.

Global production increased slightly by 0.9% for the month and was up 3.4% compared to the first seven months of 2002. Overseas production for the same period was up 20.9% over the previous year, led by a 14.3% increase in the United States and a 67.7% increase in Asia.

Domestic sales were down 17.3% in July. The Fit again was Honda’s best-seller for the month, totaling 14,695 units. Honda’s Life mini-vehicle (9,309 units) and Step-WGN (6,526 units) were the other best-sellers for the month.

Exports in July were down 11.5%, primarily because of decreased shipments to North America and Asia.

PRODUCTION, SALES, EXPORTS (July 2003)

PRODUCTION

	July		Annual Total-2003
	Units	Vs.7/02	Units	Vs.2002
Domestic (CBU+CKD)	100,636	-17.6%	680,575	-15.6%
Overseas (CBU only)	142,645	+19.9%	1,062,235	+20.9%
Worldwide Total *	243,281	+0.9%	1,742,810	+3.4%

*	excludes overseas CKD

REGIONAL PRODUCTION

	July		Annual Total-2003
	Units	Vs.7/02	Units	Vs.2002
North America	93,200	+11.1%	741,014	+12.4%
(USA only)	63,145	+9.3%	506,770	+14.3%
Europe	14,313	-11.3%	111,191	+11.0%
Asia	28,997	+61.7%	172,554	+67.7%
Others	6,135	+504.4%	37,476	+132.5%
Regional Total	142,645	+19.9%	1,062,235	+20.9%

SALES

	July		Annual Total-2003
Vehicle type	Units	Vs.7/02	Units	Vs.2002
Passenger Cars & Light Trucks	40,437	-20.9%	296,972	-18.3%
(Imports)	(2,015)	+152.2%	(13,675)	+133.4%
Mini Vehicles	19,048	-8.4%	135,727	-23.3%
Honda Brand TTL	59,485	-17.3%	432,699	-19.9%

EXPORTS

	July		Annual Total-2003
	Units	Vs.7/02	Units	Vs.2002
North America	21,110	-14.0%	144,904	-14.1%
(USA only)	20,212	-9.5%	127,297	-13.8%
Europe	9,013	-2.4%	74,657	+69.4%
Asia	1,481	-61.6%	12,084	-42.2%
Others	6,869	+18.3%	42,972	+17.3%
Total	38,473	-11.5%	274,617	+1.6%

For further information, please contact:

Masaya Nagai

Shigeki Endo

Tatsuya David Iida

Honda Motor Co., Ltd. Corporate Communications Division

Telephone: 03-5412-1512

Facsimile: 03-5412-1545

C03-054

Honda’s Cumulative Worldwide Production for Automobiles

Reaches 50 Million Units

Tokyo, August 27, 2003 — Honda Motor Co., Ltd. today announced that as of August 2003, its cumulative worldwide production for automobiles had reached 50 million units.

In 1963, Honda started automobile production with the mini truck, T360, and the small sports car, S500. Production volume increased through the subsequent introduction of such vehicles as N360 (in 1967), Civic (in 1972) and Accord (in 1976). After a period of twenty years, in 1983, cumulative worldwide production of automobiles reached 10 million units. Automobile production in the U.S. began in 1982 and quickly expanding in scale greatly contributing to Honda’s production total.

Cumulative worldwide production of automobiles reached 20 million units in 1990 and 30 million units in 1995. As production in Asia and other areas expanded, cumulative production of automobiles reached 40 million units in 1999 and 50 million units in August 2003.

Based on its fundamental policy of “Manufacture where there is demand,” Honda has actively engaged in overseas production activities. Starting with knockdown production of mini vehicles (N600 and TN 600) in Taiwan in 1969, Honda began automobile production (Accord) in the U.S.A. in 1982, as the first Japanese automobile manufacturer to do so. Production sites expanded to various locations worldwide and Honda is currently producing automobiles in a total of 19 sites in 15 countries.

Of the 50 million units, approximately 33.8 million units were produced in Japan and 12.6 million units in North America. The Civic series comprisesapproximately 15 million units and the Accord series approximately 13 million units.

<Honda’s worldwide automobile production sites>

(*1)	Year when production of complete vehicles commenced

As of August 2003

Country	Site	(*1) Production start-up	Major production model
Japan	Saitama Factory Suzuka Factory Tochigi Factory Yokkaichi Factory, Yachiyo Industry Co., Ltd.	1963 1967 1990 1985	Accord, CR-V, Odyssey(*2), Step Wgn Civic, Fit, mini vehicles NSX, S2000, Insight Mini vehicles

U. S. A	Honda of America Mfg., Inc. Honda Manufacturing of Alabama, LLC	1982 2001	Accord, Civic, Element Odyssey

Canada	Honda Canada Inc.	1986	Civic, MDX, Pilot

Mexico	Honda de Mexico S. A. de C. V.	1995	Accord

Brazil	Honda Automoveis do Brazil, Ltda.	1997	Civic, Fit

U. K.	Honda of the U. K, Mfg., Ltd.	1992	Civic, CR-V

Turkey	Honda Turkiye A. S.	1997	Civic

Thailand	Honda Automobile (Thailand) Co., Ltd.	*1984	Accord, Civic, CR-V

Malaysia	Honda Malaysia Sdn Bhd.	*1969	Accord, Civic, CR-V, City

Indonesia	P. T. Honda Prospect Motor	*1975	Civic, CR-V, Stream

Philippine	Honda Cars Philippines Inc.	1992	Civic, CR-V

India	Honda Siel Cars India Ltd.	1997	Accord, City

Pakistan	Honda Atlas Cars (Pakistan) Ltd.	1994	Civic, City

China	Guangzhou Honda Automobile Co., Ltd.	1999	Accord, Odyssey(*2)

Taiwan	Honda Taiwan Co., Ltd.	*1969	CR-V

(*2)	Japan specification Odyssey

Related publicity information and photographs are available from August 27, 2003 at the following URL:

http://www.honda.co.jp/PR/

Please enter this URL directly into an internet browser (Internet Explorer, etc.)

(This site is intended solely for the use of journalists.)

<Major events in the progress of Honda’s automobile production towards reaching the 50 million-unit mark>

1948	Honda Motor Co., Ltd. established

1963	Production of the mini truck “T360” and the small sports car“S500”started

1965	Export of automobiles (S600) started

1967	N360 released

1969	Knockdown production of N600 and TN600 started in Taiwan.

(Honda’s first overseas production)

Production of N360 started in Malaysia

1972	Civic released

1975	Production of mini truck “TN ”, Life, Civic started in Indonesia

1976	Accord released

1978	Cumulative worldwide production of automobiles reaches 5 million units

1982	Production of Accord started in U.S.A.

1983	Cumulative worldwide production of automobiles reaches 10 million units

1984	Production of Accord started in Thailand

1986	Production of Accord started in Canada

1990	Cumulative worldwide production of automobiles reaches 20 million units

Midship sports car, the NSX, released

1992	Local production of Accord started in U.K.

1994	Local production of Civic started in Pakistan

1995	Cumulative worldwide production of automobiles reaches 30 million units

Production of Accord started in Mexico

CR-V released

1997	Production of Civic started in Brazil

Production of City started in India

Production of Civic started in Turkey

1999	Cumulative worldwide production of automobiles reaches 40 million units

Production of Accord started in China

Open sports car, Honda S2000, released

2001	Cumulative production of automobiles manufactured in North America reaches 10 million units

Fit(Jazz) released

2003	Cumulative worldwide production of automobiles reaches 50 million units

<Honda’s yearly cumulative world production of automobiles>	(Thousands of units)

	Domestic production	World production	Cumulative world production	*For reference: Production in major countries
				U.S.A.	Canada	U.K.	Thailand
1963	1.5	1.5	1.5
1964	22.6	22.6	24.1
1965	52.5	52.5	76.6
1966	57.8	57.8	134.4
1967	149.3	149.3	283.7
1968	318.8	318.8	602.5
1969	364.9	364.9	967.4
1970	392.9	392.9	1,360.3
1971	308.6	308.6	1,668.9
1972	330.6	330.6	1,999.5
1973	355.0	355.0	2,354.5
1974	428.8	428.8	2,783.3
1975	413.8	413.8	3,197.1
1976	560.1	560.1	3,757.1
1977	664.9	664.9	4,422.1
1978	742.7	742.7	5,164.7
1979	801.9	807.3	5,972.0
1980	956.9	963.9	6,935.9
1981	1,008.9	1,051.8	7,987.7
1982	1,014.8	1,091.3	9,079.1	1.0
1983	1,032.4	1,169.9	10,249.0	55.3
1984	989.0	1,203.2	11,452.2	138.6			0.8
1985	1,120.3	1,360.0	12,812.2	145.3			1.2
1986	1,236.4	1,579.3	14,391.5	238.2	0.5		0.8
1987	1,241.1	1,720.6	16,112.1	324.1	15.7		3.5
1988	1,293.4	1,868.8	17,980.8	366.4	50.0		7.2
1989	1,363.2	1,949.2	19,930.0	362.4	86.6		10.4
1990	1,383.7	1,988.9	21,918.9	435.4	106.0		12.0
1991	1,358.4	1,995.5	23,914.4	451.2	99.2		12.6
1992	1,199.8	1,835.0	25,749.4	458.3	104.1	1.1	17.2
1993	1,150.8	1,764.0	27,513.5	403.8	100.6	32.1	23.7
1994	997.7	1,722.0	29,235.4	498.7	108.3	42.9	29.5
1995	967.3	1,795.2	31,030.6	553.0	106.1	91.2	26.0
1996	1,093.1	2,085.1	33,115.7	634.4	144.5	105.9	44.5
1997	1,306.4	2,317.0	35,432.8	648.3	165.2	108.1	35.0
1998	1,243.5	2,329.5	37,762.2	694.7	179.8	112.3	15.3
1999	1,221.0	2,425.2	40,187.4	685.9	274.9	114.5	32.7
2000	1,223.9	2,485.2	42,672.6	677.1	326.8	74.0	35.9
2001	1,284.7	2.653.3	45,326.0	694.7	371.0	114.2	45.7
2002	1,386.4	2,899.2	48,225.1	752.7	361.0	176.7	67.5
2003(1-7)	680.6	1,742.8	49,967.9	506.8	234.2	111.2	67.9
August forecast	74.0	210.0	50,177.9	68.0	26.0	7.0	7.0

Cumulative total	33,794.5	50,177.9		9,794.1	2,860.6	1,091.2	496.3

* Domestic production	Based on data reported by JAMA (CBU + CKD)
* World production	Up to 1996: total domestic production (CBU + CKD) plus export KD set From 1997: total domestic production (CBU + CKD) plus overseas production (based on line-off figures excluding CKD)
* Production in major countries	Production records based on local line-off figures

ANNUAL REPORT 2003

FOR THE YEAR ENDED MARCH 31, 2003

Honda Motor Co., Ltd.

CORPORATE PROFILE

Established in 1948, Honda Motor Co., Ltd., is one of today’s leading manufacturers of automobiles and the largest manufacturer of motorcycles in the world. The Company is recognized internationally for its expertise and leadership in developing and manufacturing a wide variety of products that incorporate Honda’s highly efficient internal combustion engine technologies, ranging from small general-purpose engines to specialty sports cars. Approximately 15.5 million Honda engines were sold worldwide during the fiscal year ended March 31, 2003.

By following a corporate strategy that emphasizes speed, efficiency, flexibility and innovation in every facet of the Company’s operations–from product development and manufacturing to marketing – Honda strives to achieve the ultimate goal of satisfying its customers. Through a worldwide commitment to advancing this objective, Honda – and its many partners who share this commitment – have succeeded in creating a global network that comprises 439 subsidiaries and affiliates, and continue to supply Honda products to most of the industrialized countries of the world.

This annual report contains the consolidated financial statements of Honda Motor Co., Ltd., and its subsidiaries, prepared for holders of Honda American and European shares. Please note that the financial statements appearing in the Notice of Convocation of the 79th Ordinary General Meeting of Stockholders, which was held in Tokyo, Japan, on June 24, 2003, were prepared on the basis of accounting principles generally accepted in Japan in accordance with the Japanese Commercial Code and related solely to Honda Motor Co., Ltd., and were not consolidated with those of its subsidiaries. On May 30, 2003, the original notice in the Japanese language was mailed to holders of Honda common stock in Japan and an English translation thereof was mailed to holders of Honda American depositary shares.

CAUTION WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This annual report includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

Although Honda believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such plans, intentions or expectations will be achieved. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements set forth below.

Honda believes that the following important factors, among others, in some cases have affected, and in the future, could affect, its operations: the political, economic and social conditions in Japan, the United States and elsewhere, including the relevant governments’ specific policies with respect to economic growth, inflation, taxation, currency conversion, imports and sources of supplies and the availability of credit, particularly to the extent that such current or future conditions and policies affect the automobile, motorcycle and power products industries and markets in Japan and the United States, and the demand, sales volume and sales prices for Honda’s automobiles, motorcycles and power products; the effects of competition in the automobile, motorcycle and power products markets on the demand, sales volume and sales prices for Honda’s automobiles, motorcycles and power products; Honda’s ability to finance its working capital and capital expenditure requirements, including obtaining any required external debt or other financing; and the effects of economic stagnation or recession in Honda’s principal markets and exchange rate fluctuations on the Company’s results of operations.

FINANCIAL HIGHLIGHTS

FINANCIAL HIGHLIGHTS

Honda Motor Co., Ltd. and Subsidiaries

I. Financial Data

Years ended or at March 31	Yen (millions except per share amounts)			U.S. dollars (millions except per share amounts)
	2001	2002	2003	2003
Net sales and other operating revenue	¥6,463,830	¥7,362,438	¥7,971,499	$66,319
Operating income	406,960	639,296	689,449	5,736
Income before income taxes and equity in income of affiliates	384,976	551,342	609,755	5,073
Net Income	232,241	362,707	426,662	3,550
Per common share (Basic)	238.34	372.23	439.43	3.66
Per American depositary share (Basic)*	119.17	186.11	219.71	1.83
Cash dividends paid during the period	22,412	24,360	30,176	251
Per common share	23	25	31	0.26
Per American depositary share*	11.5	12.5	15.5	0.13
Stockholders’ equity	2,230,291	2,573,941	2,629,720	21,878
Per common share	2,288.87	2,641.55	2,734.69	22.75
Per American depositary share*	1,144.43	1,320.77	1,367.34	11.37
Total assets	5,667,409	6,940,795	7,681,291	63,904
Depreciation	170,342	194,944	220,874	1,838
Capital expenditures	285,687	303,424	316,991	2,637
ROE (%)	11.2	15.1	16.4	—
Equity ratio (%)	39.4	37.1	34.2	—

*	Honda’s common stock-to-ADR exchange ratio was changed from two shares of common stock to one ADR, to one share of common stock to two ADRs, effective January 10, 2002. Per American depositary share information has been restated for all periods presented to reflect this four-for-one ADR split.

Throughout this annual report, the United States dollar amounts have been translated from Japanese yen solely for the convenience of the reader at the rate of ¥120.20=US$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo Foreign Exchange Market on March 31, 2003.

FINANCIAL HIGHLIGHTS

II. Operating Data

	Yen (millions)			U.S. dollars (millions)
Years ended or at March 31	2001	2002	2003	2003
Net Sales Breakdown
Japan
Motorcycle Business	¥97,016	¥101,587	¥98,391	$819
Automobile Business	1,529,428	1,654,238	1,513,596	12,592
Others	113,896	112,921	136,719	1,137

North America
Motorcycle Business	¥259,688	¥348,832	¥329,073	$2,738
Automobile Business	2,999,478	3,529,560	3,926,848	32,669
Others	222,638	269,535	312,005	2,596

Europe
Motorcycle Business	¥157,300	¥172,378	¥175,736	$1,462
Automobile Business	311,295	336,844	420,292	3,497
Others	53,135	54,330	65,933	549

Other Regions
Motorcycle Business	¥291,300	¥325,103	¥374,895	$3,118
Automobile Business	391,125	409,100	579,358	4,820
Others	37,531	48,010	38,653	322

Total
Motorcycle Business	¥805,304	¥947,900	¥978,095	$8,137
Automobile Business	5,231,326	5,929,742	6,440,094	53,578
Others	427,200	484,796	553,310	4,604

	thousands
Unit Sales Breakdown
Japan
Motorcycle	407	404	432
Automobile	776	878	849
Power Products	164	409	472

North America
Motorcycle	519	590	610
Automobile	1,346	1,368	1,522
Power Products	1,412	1,601	1,872

Europe
Motorcycle	341	315	305
Automobile	191	176	207
Power Products	1,269	1,012	1,290

Other Regions
Motorcycle	3,851	4,786	6,733
Automobile	267	244	310
Power Products	1,039	904	950

Total
Motorcycle	5,118	6,095	8,080
Automobile	2,580	2,666	2,888
Power Products	3,884	3,926	4,584

The geographic breakdown is based on the location of affiliated and unaffiliated customers.

TO OUR SHAREHOLDERS

TO OUR SHAREHOLDERS

The Year in Review

Looking at the economic environment surrounding Honda during fiscal 2003, ended March 31, 2003, the U.S. economy showed some signs of recovery, but then slowed again. At the same time, the economies in the major European countries were sluggish, while Asian countries displayed strong overall growth. In Japan, the economic situation remained unfavorable, with consumer spending in a slump.

Within this environment, Honda’s vision for the year 2010 remains focused on being a company that our customers and society want to exist. We have developed various strategies for creating new value, cultivated businesses that are firmly rooted in local communities, and contributed to the improvement of safety and the environment, based on our three directions: “Value Creation”, “Glocalization” and “Commitment to the Future”. By following these directions, Honda improved its efficiency and speed in the areas of development, production and sales, and strengthened its foundation for dealing flexibly with global trends.

During fiscal 2003, Honda sold 8,080,000 motorcycles, 2,888,000 automobiles, and 4,584,000 power products, representing records in each category. Most importantly, this enabled us to expand our relationships with new customers.

Net sales and other operating revenue, operating income, income before income taxes and equity in income of affiliates, and net income all reached record highs. Thanks to an increase in sales volume overseas, net sales grew by 8.3% over the previous year to ¥7,971.4 billion.

TO OUR SHAREHOLDERS

Operating income increased by 7.8% to ¥689.4 billion, due mainly to increased revenue in Europe and Asia together with ongoing cost cutting efforts, which more than offset increased selling, general and administrative expenses as well as research and development costs.

Income before income taxes and equity in income of affiliates increased by 10.6% to ¥609.7 billion and net income improved 17.6% to ¥426.6 billion including the contributions of higher equity in income of affiliates, mainly in the Asian region. In addition, basic net income per common share reached ¥439.43.

Looking at Honda’s efforts during the fiscal year by business category, in our motorcycle business we introduced new products with new value that meet our customers’ varied needs. We also actively switched to environment-friendly four-stroke engines.

In the Asian region, where the market is expanding along with an economic recovery, motorcycles are positioned as a highly convenient mode of transportation, and Honda boosted its sales significantly by offering products that meet customer needs at affordable prices. Moreover, in Latin America, where the economic environment is unfavorable, we managed to expand our sales by offering attractive, new products. As a result of these efforts, the overall unit sales volume of motorcycles grew by 32.6% to 8,080,000 units.

In our automobile business, we have been working to improve environmental performance and safety, while strengthening our product lineup by introducing attractive new products that offer new value to meet the needs of our customers. Automobile unit sales rose by 8.3% to 2,888,000 units, mainly because of favorable sales in North America.

Honda strengthened its position in the passenger car segment in the North American market by carrying out a full model change of the Accord, our mainstay model, with favorable sales. We moved to expand our product lineup in order to meet a wider range of customers by launching the Element, designed to appeal to younger generations, and the Pilot sport utility vehicle (SUV) – both in the light truck segment, where the market has continued to grow. As a result of these efforts, our sales in North America in fiscal 2003 rose by 11.3% to a record 1,522,000 units, even as overall demand in the U.S. in calendar 2002 dropped from the previous year to 16.84 million units.

In Japan, the overall market for automobiles during fiscal 2003 was flat at 5.86 million units, while Honda’s sales in the subcompact car segment were favorable, with the Fit achieving the best-selling car title in calendar 2002. However, Honda’s unit sales dropped by 3.3% to 849,000 units, due to intensified competition in the minivan segment with overall demand shifting to the subcompact car segment.

In Europe, we have launched products that better meet the market’s needs, reorganized our sales network, improved the capacity utilization rate at our automobile plant in the United Kingdom by manufacturing the CR-V for the North American market, and worked to reduce costs. As a result, while the economies of the major European countries were sluggish, our automobile unit sales in Europe during fiscal 2003 rose by 17.6% to 207,000 units. This was due primarily to strong sales of the Jazz in the growing subcompact car segment and the successful full model change of the CR-V in the SUV segment. In addition, production at the U.K. auto plant grew by 42.7% to 186,000 units. Consequently, profitability also improved.

TO OUR SHAREHOLDERS

The total sales volume registered in Asia, Oceania, South America, the Middle East and Africa grew 27% to 310,000 units. In the Asian region, where the market has experienced remarkable expansion, we conducted aggressive sales activities making good use of our motorcycle business experience and our strong brand image. Thanks to these sales activities, coupled with a full model change of both the CR-V and City in the ASEAN region, and the successful launch of the Odyssey minivan in China, we achieved a significant sales increase in Asia. In response to this increasing sales demand, we began producing automobiles at new factories in Malaysia, Indonesia and Taiwan. And, in China, we increased our annual production capacity from 50,000 units to 120,000 units.

Looking at our power products business, Honda has applied its environmentally-friendly engine technology to a variety of commonly used products, including general-purpose engines, electric generators, outboard engines, water pumps, and lawnmowers. As a result, we have been able to meet a wide variety of customer needs, ranging from commercial to home-use equipment. In fiscal 2003, we equipped an outboard engine with our newly developed four-stroke engine, which offers superior environmental performance, and marketed it worldwide. We introduced, first in Japan, a lighter weight version of our four-stroke general-purpose engine, which can be operated in any position. Unit sales of power products increased by 16.8% to 4,584,000 units, boosted by our efforts to have original equipment manufacturers in Europe and North America equip their products with Honda engines.

Toward our commitment to the environmental challenge, one of the most important issues we face today, Honda expanded its lineup of automobiles equipped with our “i” series engines, which offer lower exhaust emissions and higher fuel economy. At the same time, we have also begun limited lease-sales of the FCX fuel cell vehicle in Japan and the U.S. – the first step toward the realization of a zero emissions vehicle to protect the interests of the next generation.

Further, in our motorcycle business, in addition to switching to a four-stroke engine, in January 2003 we launched scooter models in Europe equipped with an electronically controlled fuel injection system (PGM-FI), which simultaneously reduces fuel consumption and cuts exhaust emissions.

Our View of the Future

Fears of a progressing slowdown in the U.S. economies, and its impact on the global business environment are anticipated to increase, and competition in the Japanese market is expected to intensify amid continuing weak consumer spending. Other global concerns, including the situation in Iraq, are also expected to affect the overall global economies. In these circumstances, Honda expects competition in each of its markets to remain challenging.

Competition among companies is likely to grow more intense amid global corporate mergers and acquisitions. Faced with these challenges, Honda intends to work actively to improve the safety and environmental functionality of our products, while continuing to rapidly develop products that create new value for our customers around the world.

TO OUR SHAREHOLDERS

Our Efforts in Each Business

In fiscal 2004, we expect to boost our unit sales in each product segment, with motorcycle sales reaching 9,480,000 units, automobile sales reaching 3,110,000 units, and power product sales reaching 5,180,000 units.

In our motorcycle business, we will expand operations mainly in Asia. In markets such as India, China and Indonesia where a small percentage of the population own a motorcycle, we intend to cultivate latent demand by introducing products that are reasonably priced and offer high added value. In addition, we are continuing to expand our local production capacity in order to meet the growing demand in these markets. In China, we began motorcycle-related research and development in Shanghai in April with the goal of creating a product strategy that can rapidly reflect the needs of our local customers.

In our automobile business, in the North American light truck segment, the Pilot and the Element, which were launched in 2002, will make a contribution for a full year, even as sales of the Odyssey and Acura MDX will remain stable. In order to meet the robust demand from our customers for these North American-made light truck models, we completed the expansion of the second production line at our Canadian plant in January 2003 and began building a second production line at our Alabama plant, which is on target for completion in the spring 2004. When this line is finished, our annual production capacity in North America will reach 1.4 million vehicles, including a light truck production capacity of 495,000 vehicles. Thus, we are working to strengthen our business on the production side in the light truck segment, which has grown to account for more than 50% of the U.S. automobile market.

To beef up our product lineup in the passenger car segment, we are planning a complete makeover of our Acura TL luxury performance sedan this fall, following the successful launch in April of our new Acura TSX sports sedan.

In Japan, where the market environment is likely to remain unfavorable, we launched the Canadian-made SUV MDX in fiscal 2003 and the U.S.-made light truck Element in April 2003 and the luxury sedan Inspire in June 2003. In the minivan segment, where the ownership volume is increasing, we are planning to make some full and minor model changes in order to improve the attractiveness of our product lineup.

In Europe, we introduced the all-new Accord in January 2003 and have plans to add Honda’s independently developed diesel engine version during this fiscal year. This move should improve the attractiveness of our products in Europe, as demand for diesel–powered models in this class are expected to continue expanding. On the production side, we will continue efforts to improve the cost competitiveness at our U.K. auto plant by increasing the parts procurement from our facilities in Asia and working to further reduce costs.

In other regions, we plan to expand our business in the subcompact car category, which represents the major part of the automobile market. For this purpose we have introduced the Fit in Brazil in April 2003, to be followed by the Fit Saloon in China. We are also boosting the production capacity at our automobile plant in Guangzhou City, China to 240,000 units p.a. by the spring of 2004. This year in the ASEAN region, we also began selling the City and the Accord, both of which were launched in Thailand in 2002.

TO OUR SHAREHOLDERS

In our power products business, we expanded the production capacity of general-purpose engines at our factory in Thailand last year. This year, we plan to export these engines to Europe and North America.

In Japan, we are expanding our products designed for home use, including a series of compact push-type lawn-mowers and a series of hybrid snow blowers.

Expansion of Global Networking

Honda has long been committed to manufacturing products close to the customer as a means to develop highly effective and efficient operations and quickly meet our customers’ needs. But we are also expanding our product lineup and improving our production efficiency and cost competitiveness by making greater use of Honda’s resources on a global basis. We continue to advance this “Made by Global Honda” approach by incorporating the energy and power of our Asian operations into our global networking.

In our motorcycle business, along with expanding our complementary supply network centered in China and Thailand, we are planning to develop products made in India and Brazil for global distribution and greatly increase models supplied from various regions in the world. As a first move, in April, we began exporting to Europe a 100cc Indian made scooter that carries the price equivalent to a 50cc scooter.

In our automobile business, in the ASEAN region where major tariff reductions continue, we are incorporating new factories into our network, while eliminating redundant production of models in multiple plants. Thus, we aim to build a highly efficient complementary supply system between each market. Accompanying the launch of the City sedan, which underwent a full model change in the ASEAN region and the Gulf states of the Middle East, we increased the annual production capacity at our Thai factory–where the City is assembled–from 100,000 units to 120,000 units in May 2003.

In addition to finished cars, in the area of powertrains, we will start exporting transmissions manufactured in Indonesia and the Philippines to our U.K. auto plant this fall. We are also establishing a new auto plant in China. This will mark the first time a foreign automaker has set up a joint-venture plant in China to produce passenger cars exclusively for export. In 2004, we plan to start production at this plant and export to Europe and other parts of Asia.

The Environment and Safety

Our efforts to make lower emission vehicles and reduce CO2 emissions are not limited to fuel cell cars and hybrid cars. We are also working harder than ever to make our conventional gasoline-powered engines more environmentally friendly.

TO OUR SHAREHOLDERS

In our motorcycle business, this year we plan to launch on the Asian market a low-emission model equipped with our electronically controlled fuel injection system (PGM-FI), which we are already selling in Europe. At the same time, we are working actively to reduce the burden placed on the environment by promoting the Green Factory concept in various areas of production and conducting environmental load calculation analysis in areas such as distribution and sales. Through all of these means, we will continue to strive to minimize the impact from our entire operations on the global environment.

Redistribution of Profits to Our Shareholders

Honda considers redistribution of profits to shareholders as one of the most important management issues. Accordingly, we attempt to increase our corporate value through research and development, which is indispensable for future growth, and through capital expenditures to expand our operations.

We will increase our annual dividend per common share by ¥4 to ¥32 for fiscal 2003 and plan to increase it by another ¥6 to ¥38 per common share in fiscal 2004.

In addition, with the goal of activating capital strategies, we acquired a total of 14.38 million shares of common stock of Honda Motor Co., Ltd. amounting to ¥63 billion during the period from June 25, 2002 to April 15, 2003. Moreover, based on a resolution at the 79th ordinary general meeting of shareholders on June 24, 2003, we intend to purchase common stock through the market, with an upper limit of 25 million shares or the amount of ¥100 billion during the period leading up to the next ordinary general meeting of shareholders.

Finally, I would like to say that I will take on weighty responsibilities as Honda’s new president during the year, as we make further efforts to promote the “Made by Global Honda” concept, based on the foundation laid by Honda’s former President Hiroyuki Yoshino. I intend to strengthen the company’s efforts in the three directions of “Value Creation”, “Glocalization”, and “Commitment to the Future”, with the aim of ensuring that Honda is a company that our customers and society want to exist.

We hope that we will be able to count on the continued support of all of our shareholders.

June 24, 2003

Takeo Fukui

President and Chief Executive Officer

REVIEW OF OPERATIONS

REVIEW OF OPERATIONS—MOTORCYCLE BUSINESS

MOTORCYCLE BUSINESS

Fiscal 2003 Results

In fiscal 2003, motorcycle unit sales, including all-terrain vehicles (ATVs) and personal watercraft (PWC), jumped 32.6% to 8,080,000 units, mainly as a result of robust sales in other regions, centered on Asia. Revenue grew by 3.2% to ¥978.0 billion due to an increase in unit sales and a positive translation effect from the depreciation of the yen against the euro. Operating income dropped by 15.6% to ¥58.7 billion and the operating margin was 6.0%.

	Thousands		% change		Yen (millions)		% change
	2002	2003	2003/2002		2002	2003	2003/2002
Japan	404	432	6.9%	Japan	¥101,587	¥98,391	(3.1)%
North America	590	610	3.4	North America	348,832	329,073	(5.7)
Europe	315	305	(3.2)	Europe	172,378	175,736	1.9
Other Regions	4,786	6,733	40.7	Other Regions	325,103	374,895	15.3

Total	6,095	8,080	32.6%	Total	¥947,900	¥978,095	3.2%

REVIEW OF OPERATIONS—MOTORCYCLE BUSINESS

JAPAN

In Japan, unit sales were up by 6.9% to 432,000 units, mainly as a result of stronger scooter sales. In fiscal 2003, we launched the scooter Today, which is manufactured in China, and comes fully equipped but at a reasonable price. We also introduced the leisure bike Solo, which has a unique design, and made a full model change to the CB1300 Super Four sports bike, together with improving its handling. The light motorcycle market has been expanding, and we improved the performance of the scooter Fusion for this market in response to requirements from young users.

NORTH AMERICA

In North America, unit sales rose by 3.4% to 610,000 units, mainly because of an increase in sales of ATVs and off-road bikes. The new products we launched in North America included the ATV TRX650FA, which realizes superior driving performance and handling capabilities, the sports bike ST1300, and the super sports bike CBR600RR, which offers excellent performance. We also launched the off-road bikes CRF150F and CRF230F, our first Brazilian-made models exported to North America.

REVIEW OF OPERATIONS—MOTORCYCLE BUSINESS

EUROPE

In Europe, the economy remained sluggish and the markets in the individual European countries contracted. In this situation, Honda’s unit sales shrank by 3.2% to 305,000 units. Sales declined in all countries except the United Kingdom, where unit sales increased mainly due to favorable scooter sales.

Regarding new products, we launched the Thai-made Innova, the 125cc cub-model, as a part of the achievement of our “Made by Global Honda” approach. We also introduced the Pantheon in the steadily growing scooter segment. This scooter features Honda’s electronically controlled fuel injection system (PGM-FI), which we recently developed for use with light motorcycles.

OTHER REGIONS

In other regions (i.e., Asia, Oceania, Latin America, the Middle East and Africa), unit sales surged 40.7% to 6,733,000 units.

In the Asian region, which is showing particularly strong growth, we launched the family bike Wave100 in Thailand, at a price we managed to lower through our cost cutting efforts. In India, we introduced the sporty scooter Dio, which features European-style. And, in Indonesia, we marketed the 125cc cub-model Karisma, with an exterior design modified to meet local customers’ tastes. Sales of all of these products were favorable. In South America, we launched the sport motorbikes NXR125 and NXR150.

REVIEW OF OPERATIONS—MOTORCYCLE BUSINESS

Business Development in Fiscal 2004

In fiscal year ending March 2004, we project that motorcycle unit sales including all-terrain vehicles (ATVs) and personal watercraft (PWC) to rise by 17.3% to 9,480,000 units.

In Japan, we will launch a second Chinese-made product with attractive price to follow the Today. In the sport model category, we have begun to introduce in Japan, as well as in Europe and North America, the CBR600RR as our new core sports model for the future. The CBR600RR was developed using technology from the RC211V, which posted a formidable performance in winning the MotoGP road race world championship last year. We plan for fiscal 2004 unit sales in Japan to remain at the previous year’s level of 430,000 units.

In North America, we expect overall demand to slow a bit, including demand for ATVs. In this situation, Honda aims to increase sales by launching new motorcycle and ATV models, along with strengthening its sales network. We are planning for an increase in unit sales in fiscal 2004 by 9.8% to 670,000 units.

In Europe, we expect the market environment to remain unfavorable. Our plan for fiscal 2004 calls for unit sales to shrink by 4.9% to 290,000 units.

In other regions, we intend to increase our production capacities to meet the growing demand in Asia for motorcycles, and our unit sales in fiscal 2004 are expected to rise by 20.2% to 8,090,000 units. In addition to models that are manufactured for export at our factories in China and Thailand, we are developing scooters made at our factory in India and motorcycles built in Brazil for sale around the world. We plan to greatly increase models that are supplied across regions, in addition to supply from Japan. In Latin America, we will strengthen our sales network and expand sales by improving the attractiveness of our products, enhancing our price competitiveness, and upgrading our sales network.

REVIEW OF OPERATIONS—AUTOMOBILE BUSINESS

AUTOMOBILE BUSINESS

Fiscal 2003 Results

In fiscal 2003, automobile unit sales grew by 8.3% to 2,888,000 units as a result of favorable sales in North America and other regions, centered on Asia, except Japan. Net sales increased by 8.6%, to ¥6,440 billion, mainly due to increased unit sales, which offset the negative impact from the appreciation of the yen against the U.S. dollar. Operating income expanded by 7.6% to ¥560.1 billion, and operating margin was 8.7%.

	Thousands		% change		Yen (millions)		% change
	2002	2003	2003/2002		2002	2003	2003/2002
Japan	878	849	(3.3)%	Japan	¥1,654,238	¥1,513,596	(8.5)%
North America	1,368	1,522	11.3	North America	3,529,560	3,926,848	11.3
Europe	176	207	17.6	Europe	336,844	420,292	24.8
Other Regions	244	310	27.0	Other Regions	409,100	579,358	41.6

Total	2,666	2,888	8.3%	Total	¥5,929,742	¥6,440,094	8.6%

REVIEW OF OPERATIONS—AUTOMOBILE BUSINESS

JAPAN

During fiscal 2003, overall industry demand for automobiles in Japan totaled 5,860,000 units, about the same level as the previous year. While Honda enjoyed brisk sales of the Fit, Mobilio, and all-new Accord, which received Japan’s Car of the Year award, unit sales of the Step Wagon and Stream declined. As a result, unit sales in Japan fell by 3.3% to 849,000 units.

The new products Honda launched in fiscal 2003 were the Fit 1.5T, equipped with a newly developed 1.5L VTEC engine that combines high performance with high fuel economy, the Fit Aria, a small sedan manufactured in Thailand, and the Canadian-made SUV MDX.

NORTH AMERICA

During the calendar 2002, overall industry demand for automobiles in the United States dropped by 2% to 16,840,000 units.

Despite this situation, Honda’s unit sales of automobiles in North America rose by 11.3% to a record high 1,522,000 units in fiscal 2003. This was attributable to the launch of two new models, the Pilot and Element, in addition to steady sales of the all-new Accord and favorable sales of light truck models, such as CR-V and Odyssey.

In order to meet increased demand for light trucks in the North American market, Honda boosted its local production capacity in North America. At the Canadian automobile assembly plant, we expanded the production capacity on the first and second lines by 30,000 units, bringing the overall annual production capacity to 390,000 units. Of this figure, the production capacity for light trucks is 195,000 units. Moreover, the Alabama automobile assembly plant, which began production in November 2001, reached its full capacity of 150,000 units a year, bringing the total annual production capacity in North America for light trucks and passenger cars to 1,250,000 units.

REVIEW OF OPERATIONS—AUTOMOBILE BUSINESS

EUROPE

In Europe, the economy remained weak, but Honda’s unit sales in that region grew by 17.6% to 207,000 units, thanks to strong sales of the Jazz and CR-V.

Further, we added a diesel car to our Civic lineup, as demand for diesel cars is particularly strong in continental Europe. Thus, we managed to meet a wide range of customer needs. In addition to increased sales within the region, exports of the CR-V to North America increased, and the capacity utilization rate at our U.K. plant improved remarkably. Our U.K. plant, which celebrated ten years of operations in October 2002, achieved the cumulative production of the 1,000,000-unit mark in February 2003.

OTHER REGIONS

Unit sales in other regions increased by 27% to 310,000 units, as a result of sales growth in Asia. Especially in China, the passenger car market broke through the 1,000,000-unit mark in calendar 2002. Honda’s sales in China were favorable, and we began local production there of the Odyssey, in addition to the Accord. In order to meet growing local demand, we increased our annual production capacity in China to 120,000 units.

In the ASEAN region, we increased production capacity at our Thai plant, with the goal of meeting expanding demand inside and outside the region. In addition, we began operations at new automobile assembly plants in Malaysia, Indonesia, and Taiwan.

Business Development in Fiscal 2004

In the year ending March 2004, we plan to increase automobile unit sales by 7.7% to 3,110,000 units.

The sales environment in Japan is likely to remain unfavorable. However, in addition to starting sales of the North American-made SUV MDX and the Element, we will work to improve the attractiveness of our products in the minivan segment by making substantial improvements and full model changes to existing models. For our sedan models and minivehicles as well, we will work to strengthen our products through full model changes.

REVIEW OF OPERATIONS—AUTOMOBILE BUSINESS

Further, in order to improve our sales efficiency, we are developing a nationwide IT infrastructure. With this strategy, we project a 0.7% increase in our fiscal 2004 unit sales, to 855,000 units.

In the North American region, sales of the Odyssey, Pilot, and Acura MDX are expected to continue growing thanks to the full-scale operations at the first production line at the Alabama automobile assembly plant and an increased production capacity at the Canadian automobile assembly plant. We project fiscal 2004 unit sales to increase by 2.5% to 1,560,000 units, due to stable sales of the all-new Accord and the introduction of new models, such as the Element, which we launched in December 2002, the sports sedan Acura TSX, which we put on the market this spring, and the luxury performance sedan Acura TL, which will have a full model change this fall. In addition, we are building a second line at our Alabama plant in order to increase our production capacity for light trucks. In the spring of 2004, the annual production capacity at the Alabama plant will total 300,000 units.

In Europe, we expect steady sales of the remodeled Accord, launched at the beginning of 2003, supported by a diesel-powered version to be added during this year. Moreover, we will improve the attractiveness of the the core model of our European automobile business, such as the U.K.-built Civic. We project unit sales in Europe to grow by 1.4% to 210,000 units in fiscal 2004.

We expect unit sales in other regions to rise by 56.5% to 485,000 units in fiscal 2004. In China, which is experiencing dramatic growth, we will boost our local production capacity to 240,000 units a year, and strive to meet the expanding demand in that country. In addition to the Accord and Odyssey, which we have been marketing in China thus far, we intend to introduce the subcompact car Fit Saloon, with aims to expand our customer base. In Thailand, we increased our annual production capacity to 120,000 units in May 2003 in order to meet growing demand. Further, in the Asian region, we will continue to enhance our regional complementary supply network for products and components. In Korea, which has the third largest automobile market in Asia following Japan and China, we will start sales of imported automobiles from the beginning of 2004 by expanding the function of our existing local motorcycle sales subsidiary.

REVIEW OF OPERATIONS—FINANCIAL SERVICES

FINANCIAL SERVICES

At our financial services business, we offer a variety of financial services to our customers and dealers through financial subsidiaries in Japan and abroad, with the aim of providing sales support for our products. In fiscal 2003, net sales at our financial services business, including intersegment sales, rose by 15.1% to ¥240.9 billion, mainly because of favorable sales of automobiles in North America. Operating income was up by 37.5% to ¥61.9 billion.

In fiscal 2003, accompanying the expansion of our automobile business in Asia, we established a financial subsidiary in Thailand with an eye toward improving our support to customers. This is in addition to our other financial subsidiaries in Japan, the United States, Canada, the United Kingdom, Germany, and Brazil.

Based on the continued growth of our automobile business mainly in North America, in fiscal 2004 we expect our financial services business to expand.

	Yen (millions)		% change
	2002	2003	2003/2002
Noncurrent	¥1,808,861	¥2,230,020	23.3%
Current	995,087	1,097,541	10.3

Total	¥2,803,948	¥3,327,561	18.7%

REVIEW OF OPERATIONS—OTHERS

OTHERS

Fiscal 2003 Results

In fiscal 2003, power products unit sales, which are included in Honda’s other businesses, expanded by 16.8% to 4,584,000 units as a result of sales growth of general-purpose engines in all four regions.

	Thousands		% change
	2002	2003	2003/2002
Japan	409	472	15.4%
North America	1,601	1,872	16.9
Europe	1,012	1,290	27.5
Other Regions	904	950	5.1

Total	3,926	4,584	16.8%

Net sales from other businesses, including power products, rose by 11% to ¥326.3 billion mainly as a result of an increase in unit sales of power products. Operating income jumped 112.3% to ¥8.5 billion.

In Japan, unit sales of power products rose by 15.4% to 472,000 units. In North America, in addition to general-purpose engines, sales of lawnmowers have been favorable. As a result, unit sales in that region grew by 16.9% to 1,872,000 units. In Europe, unit sales were up by 27.5% to 1,290,000 units. In other regions, unit sales rose by 5.1% to 950,000 units.

REVIEW OF OPERATIONS—OTHERS

New products we launched around the world in fiscal 2003 included the GX25 four-stroke general-purpose engine, which can operate in any position, the BF15 four-stroke outboard engine and the BF20, a new addition to the series. The BF15 and the BF20 are equipped with a newly developed engine with excellent environmental performance. We also introduced the HS980i and HS1180i hybrid snowblowers in Japan and Europe. In North America, we launched the HRZ216 push-type lawnmower, which offers superior ease of use. In India, we marketed the EXK1200 and EXK2000 power generators, which meet the strictest noise regulations in the world.

Along with our goal to expand sales of our Thai-made GX medium-sized engines around the world, and to boost our sales of GX medium-sized engines produced in China, we expect unit sales of power products to grow by 13% to 5,180,000 units in fiscal 2004.

FOCUS: BUSINESS PROGRESS IN ASIA

FOCUS: BUSINESS PROGRESS IN ASIA

Business Progress in Asia

For nearly a decade, Honda has organized its business activities into five regional operations in Japan, North America, Latin America, Europe, and Asia/Oceania with the goal to be more customer-focused, flexible and efficient. Among these regions, our business in Asia has recently become even more significant for Honda. As a result of the remarkable economic growth in China, in April 2003, we established our sixth Regional Operation in China.

In fiscal 2003, operating income in the segment of “Other regions” including Asia grew by approximately 50% to ¥61.0 billion. In addition, since the majority of our business partners in Asia are joint-venture companies, their financial performance is included in Honda’s equity in income of affiliates. The Asia/Oceania region contributed about 80% of the Company’s equity in income of affiliates of ¥61.9 billion during fiscal 2003.

As a result of the relatively higher rate of economic growth in the Asian region, the trend towards motorization has advanced and the market for motorcycles and automobiles is expanding rapidly. However, considering the large populations in Asian markets and the still relatively low ownership ratios, we believe there remains a significant amount of latent demand. In the growing Asian market, Honda should be able to take advantage of its strengths to bring joy to its customers and maintain solid growth.

Honda’s strength in the Asian region lies in our unique business structure, which combines the two businesses of motorcycles and automobiles. While the Asian region is experiencing dramatic economic growth, there are many people there who cannot afford an automobile or motorcycle. Through its high quality, yet reasonably priced motorcycles, Honda has played a leading role to expand demand. In addition, by manufacturing in the Asian region, we have been able to respond quickly to meet the needs of the market, while establishing a high quality and competitive supplier network through various technological collaborations with our vendors.

In short, a small investment in the motorcycle business has enabled us to put down deep roots in the local community with minimal risks, and to learn about the customers, society, industry, and market in this region. This, in turn, has facilitated the smooth start-up of our automobile business in Asia, which represents a larger investment.

Highlights of Honda’s business strategy in Asia excluding Japan are as follows.

FOCUS: BUSINESS PROGRESS IN ASIA

Motorcycle Business

The motorcycle market in Asia, notably in the ASEAN region, suffered a substantial decline immediately following the currency crisis in 1997. However, the market soon experienced a rapid recovery. Specifically, from 1998 to 2002, overall demand for motorcycles in the major seven countries of India, Indonesia, Thailand, China, Malaysia, the Philippines, and Vietnam expanded by about 75%.

By making full use of our production technology and product development capabilities, Honda has been able to lead the expansion of market demand through products, which reflect customer needs for excellent durability and economy, while cultivating the “latent demand” of customers who previously were not able to afford a motorcycle.

Following is a summary of the market situation and Honda’s business growth in the major regions.

ASEAN REGION

Looking at the motorcycle ownership rates in each of the ASEAN countries, there still appears to be a very large amount of latent demand. In Taiwan, where economic development is one step ahead of the rest of Asia, there already is one motorcycle owned for every two people. By comparison, in the Philippines there is one motorcycle for every 63 people, in Indonesia one for every 15 people, in Vietnam one for every seven people, and in both Thailand and Malaysia one motorcycle for every four people. Further, analyzing the ownership of motorcycles by household income, in Thailand, 6.4 million households representing 38% of the total, do not have a motorcycle. In Indonesia, 40 million households, representing 86% of the total, do not have a motorcycle.

Honda’s strategy is to cultivate the latent demand in these areas by launching new products with affordable prices as a result of cost-cutting efforts.

FOCUS: BUSINESS PROGRESS IN ASIA

Looking at major markets, in Thailand, we have successfully launched several popular models like the Wave100, Dream 125 and Wave 125. Thanks to these models, in 2002, motorcycle unit sales reached the record of 966,000 units, or an increase of 42% from a year ago. In Indonesia, due to favorable sales of our mainstay models Supra and Legenda, unit sales in 2002 totaled 1,430,000 units, up 58% from last year. In the future, we will continue efforts to increase Honda customers through marketing products that meet local needs.

Diffusion of Motorcycles in Asia

	Units in use	Diffusion rate
	(Thousands)	(persons/unit)
Philippines	1,220	62.7
Indonesia	13,560	15.4
Vietnam	10,000	7.3
Thailand	14,500	4.3
Malaysia	5,610	4.2
Taiwan	11,730	1.9

Source: Honda

INDIA

The motorcycle market in India has about tripled in size over the past 10 years. In 2002, industry demand totaled 5 million units, making India the second largest market in the world following China. India has achieved steady growth in the global economic framework following economic liberalization in 1992 and membership in the WTO in 1994. Western-style culture has entered the country while the old traditions have remained intact, and people’s lifestyles have been rapidly diversifying. Until around 1998, locally manufactured two-cycle scooters with gears dominated the market. However, many customers supported the Splendor motorcycle launched in 1994, which is manufactured by the joint venture company Hero Honda Motors Ltd. They also came to appreciate new types of scooters, such as the Activa and Dio manufactured by Honda’s wholly-owned subsidiary Honda Motorcycle and Scooter India (Private) Ltd.(HMSI). In 2002, combined unit sales of the two companies totaled 1,814,000 units, consisting of 1,680,000 units sold by Hero Honda Motors sales and 134,000 units by HMSI.

FOCUS: BUSINESS PROGRESS IN ASIA

We believe that the motorcycle market in India will continue to expand for a while, due to rising income levels accompanying economic growth and the still developing transportation infrastructure. Honda expects that the motorcycle market in India will grow to the 10 million-unit level, almost equivalent to China. Honda will continue the effort to provide a full line-up of motorcycles and scooters from Honda group companies, in order to meet the diversifying needs of our customers.

CHINA

The motorcycle market in China has been expanding steadily, in part because the country was not directly affected by the 1997 currency crisis. In 2002, total unit sales of motorcycles in China totaled 12,380,000 units. While the market is growing, hundreds of small and medium-sized local manufacturers were aggressively competing on price. In addition, Honda faced a greater challenge due to an increased number of counterfeit models made to resemble Honda products.

Within this market environment, in December 2001, aiming at providing our customers with attractive products, Honda established the joint venture company Sundiro Honda Motorcycle Co., Ltd., seeking to incorporate our partner’s cost competitiveness and sales network with Honda’s advanced technological expertise. In fiscal 2003, Honda’s motorcycle unit sales in China rose steadily centered on this new joint venture company. Honda also started operations at a motorcycle research facility in Shanghai in April 2003, in order to quickly develop new products according to Honda’s “market-in” approach.

FOCUS: BUSINESS PROGRESS IN ASIA

Automobile Business

In 1998, the automobile market in the Asia/Oceania region shrank 16% to 4,290,000 units. This decline proved temporary, as the market showed a gradual recovery. In 2002, the market reached 6,870,000 units, a record high for the second consecutive year.

ASEAN REGION

The automobile market in the ASEAN region has expanded continuously since it hit bottom in 1998. In 2002, the market rebounded to 1,310,000 units, close to the sales level before the currency crisis. Within this environment, Honda’s automobile unit sales outperformed the growth of the market and totaled 91,000 units in 2002.

Under the challenging circumstances surrounding the currency crisis, Honda managed the situation through various countermeasures, including the timely introductions of new products and increased cost competitiveness. Based on the diversifying needs of our customers, Honda launched new models such as the City, Civic, Accord, and CR-V. Honda also greatly improved its cost competitiveness. Making active use of trade agreements within the Asian region, such as the AICO (ASEAN Industrial Cooperation) and the CEPT (Common Effective Preferential Tariff), we raised our local procurement ratio and “inter-group complementary supply ratio”.

The third measure we adopted was to establish an organization that ensures rapid decision-making, coordinating Honda’s entire business resources in the areas of development, manufacturing and sales. As a part of this effort, the automobile businesses in Malaysia, Indonesia, the Philippines, and Thailand are now managed by Honda subsidiaries. In the ASEAN region, as in other regions, Honda intends to expand its business by introducing products that meet local market needs and improving cost competitiveness.

FOCUS: BUSINESS PROGRESS IN ASIA

CHINA

Honda began its automobile business in China in 1994 with the establishment of a joint venture parts manufacturing company called Dongfeng Honda Auto Parts Co., Ltd. Today, our automobile business in China is centered on two joint venture companies; Guangzhou Honda Automobile Co., Ltd., which manufactures and distributes automobiles, and Dongfeng Honda Engine Co., Ltd., which manufactures automobile engines. In 2002, the overall automobile market in China grew by 40% to 3,250,000 units, including 1,130,000 passenger cars. In 1998, Honda began its automobile business in China with an annual production of 30,000 units. In 2002, our annual production grew to 59,000 units. In short, Honda has made a dramatic growth with cumulative production of 150,000 automobiles in just four years.

We attribute Honda’s strong auto sales in China to our marketing strategy. When we started our automobile business, the most important strategic issue was the selection of the target customers and the model to be produced within the annual capacity of 30,000 units. We launched the latest U.S. version of the Accord, targeting the affluent class that emerged along with the reforms and market liberalization that were taking place in China. And, our sales expanded steadily as the Chinese economy developed.

At the same time, over the past few years the profile of automobile users in China has changed significantly along with the expansion of the automobile market. Previously, the main users included government agencies and offices, foreign companies and taxi services. Individual users accounted for only 20% of the total. In 2002, however, the percentage of individual users grew sharply, to 58%. When individuals became the majority customers, after-sales service such as maintenance became more important.

Honda has sought to establish a sales network to quickly respond to this change with the focuses on (1) automobile sales, (2) after-sales service, (3) supply of parts, and (4) the provision of sales information. We consider the establishment of this sales network as one of the key factors of Honda’s expanding automobile business.

In addition, Honda’s concept and vision of manufacturing have been shared among our local partners and associates, which we believe is another key aspect of our growth. This includes the importance of the activities to focus on high quality products at the factory. Further, we have developed our business with a close relationship with the local community. For example, we have promoted a “green factory” approach by applying sewage processing standards at our factories that are stricter than the local requirements.

FOCUS: BUSINESS PROGRESS IN ASIA

Guangzhou Honda began mass production of automobiles at the end of 1998. At the end of 1999, it reached an annual production volume of 30,000 units. The production capacity has been gradually increased since the year 2000, reaching 60,000 units in 2002, and 120,000 units in the spring of 2003. Guangzhou Honda represents Honda’s “small born” concept of starting small and growing with the needs and capabilities of the local market.

During the year 2003, Guangzhou Honda will launch the Fit Saloon in the compact car segment in response to the needs of the growing market. In conjunction with this plan, we are working to double the current production capacity there again to 240,000 units during 2004.

In this way, we think that Honda will be able to bring joy to its customers and continue expanding by taking advantage of our strengths in the growing Asian market.

Note;

All the years in this chapter are on calendar basis unless otherwise specified.

Honda’s Production Facilities in Asia (excluding Japan)

ENVIRONMENT AND SAFETY

ENVIRONMENT AND SAFETY

Honda established and announced the “Honda Environment Statement” in 1992, in which it announced that “as a responsible member of society whose task lies in the preservation of the global environment, the company will make every effort to contribute to human health and the preservation of the global environment in each phase of its corporate activity. Only in this way will we be able to count on a successful future not only for our company, but for the entire world.”

Based on this statement and Honda’s “Commitment to the Future” as one of the directions within Honda’s 2010 vision, we continue our focus on the contributions to safety and the environment. Honda fulfills this commitment through its ongoing development of safety technology, its development of technology aimed at reducing emissions, its corporate activism, and its focus on developing alternative forms of energy. The following is a review of Honda’s achievement in this area in FY2003.

Motorcycles

Cleaner exhaust gas

Goals for calendar year(CY) 2005:

By CY2005, Honda’s goal is to reduce total hydrocarbon emissions to one-third of 1995 levels for all new motorcycles in Japan, the U.S., Europe and Thailand.

Progress report:

In fiscal 2003, ended March 2003, cleaner-burning four-stroke engines represented 70% of all Honda motorcycles sold in Japan, and hydrocarbon emissions from new motorcycles were cut to one-quarter of 1995 levels.

In Japan, the launch of the Today scooter, with its four-stroke engine, helped reduce hydrocarbon emissions to 19.1% of 1995 levels, down one percentage point from the year before. Honda ended production of two-stroke-engine vehicles in fiscal 2003, with the exception of a few specialty vehicles.

The 125cc Pantheon scooter, which went on sale in Europe in January 2003, features a combination of the compact PGM-FI (electronically controlled fuel injection system) and the HECS (Honda Evolutional Catalyzing System), which reduces CO emissions to one-third of the European standard, hydrocarbons to one-fifth, and NOx to half.

Improving fuel efficiency

Goals for CY2005:

By CY2005, Honda plans to improve average fuel efficiency by 30%, relative to 1995 levels, in Japan, the U.S., Europe and Thailand.

Progress report:

Honda has expanded its use of four-stroke engines in Japan and abroad.

Honda effectively completed the transition to four-stroke-engine vehicles in fiscal 2003, with the exception of a few specialty vehicles.

As a result of increased sales of cleaner four-stroke-engine vehicles, average fuel consumption improved by 29.5% in fiscal 2003, compared with 1995 levels.

With a CY2005 target of 30%, Honda plans to expand in stages its use of PGM-FI in smaller vehicles.

Automobiles

Cleaner exhaust gas

Goals for CY2005:

Honda plans to reduce new car exhaust emissions of hydrocarbons plus NOx by 75%, relative to 1995 levels.

Honda’s goal is to have all of its vehicles in Japan designated as “green,” by reducing emissions to less than 50% of the 2000 governmental standards – and have most of its passenger vehicles approved as “ultra-low-emission” passenger cars under the standards issued by the Ministry of Land, Infrastructure and Transport.

ENVIRONMENT AND SAFETY

Progress report:

Both hydrocarbon and NOx emissions cut by 72.5%, excluding freight vehicles.

Exhaust emissions reduced to less than half of 2000 emissions standards for all models, required by the standards, excluding freight vehicles. 10% of Honda cars (7 types) are approved as “ultra-low-emission” vehicles under the standards issued by the Ministry of Land, Infrastructure and Transport, up from 6% (4 types).

Improving fuel efficiency

Goals for CY2005:

By CY2005, Honda’s goal is to achieve 2010 governmental standards in all weight categories in Japan.

By CY2005, Honda plans to improve the average fuel efficiency by approximately 25%.

Progress report:

Honda has achieved above standards in six out of seven weight categories.

Average fuel efficiency has been improved by 41% relative to 1995 levels, achieving the CY2005 improvement target of 25% for the second consecutive year.

Safety

HiDS (Honda intelligent Driver Support System)

In October 2002, Honda introduced the Accord sedan and wagon in Japan equipped with technology that assists the driver in maintaining the vehicle in the center of the lane, while maintaining a steady speed and a set distance from the car ahead.

CMS (Collision Mitigation brake System)

Honda has developed the world’s first Collision Mitigation brake System (CMS) which determines the likelihood of a collision based on driving conditions, distance to the vehicle ahead, and relative speeds, and uses visual and audio warnings to prompt the driver to take preventative action. In the remodeled Inspire that went on sale in June 2003, Honda introduced the CMS with a new “E-pretensioner”, which retracts the seatbelts in anticipation of impact.

Power products

Cleaner exhaust gas

Goals for CY2005:

Honda’s goal is to reduce the average hydrocarbon and NOx emissions globally by approximately 30% by 2005, relative to 1995 levels.

Progress report:

The goal of a 30% average reduction was met in fiscal 2002, followed by a further reduction of approximately 34% achieved by fiscal 2003.

ENVIRONMENT AND SAFETY

Improving fuel efficiency

Goals for CY2005:

Honda’s goal is to improve fuel efficiency by 30%, on average, by CY2005, relative to 1995 levels.

Progress report:

By the end of fiscal 2003, power products as a whole had achieved a 23% improvement in fuel efficiency by using digital CDI (Capacity Discharge Ignition), hemispherical combustion chambers, crossflow centered ignition plug technology, in outboard engines.

Fuel Cell Vehicles

On December 2, 2002, Honda delivered a Honda FCX fuel cell vehicle to the prime minister’s official residence. The vehicle was to be leased to the Cabinet office. On the same day, a Honda FCX fuel cell vehicle built under U.S. specifications was also delivered to the City of Los Angeles. The Honda FCX was the first fuel cell car to receive certification from both the U.S. Environmental Protection Agency (EPA) and the California Air Resources Board (CARB). The Honda FCX represents a further realization of Honda’s desire to contribute to the protection of the environment through products and technology.

Green factories

Goals for CY2005:

Honda’s goal is to achieve an energy unit* goal of 22.4 CO2 ton per ¥100 million for its plants in Japan, an 18.5% reduction from 1990 levels.

Progress report:

Honda surpassed its target, achieving an energy unit* of 22.2 CO2 ton per ¥100 million, a 19.3% reduction from 1990 levels.

*	Energy unit: energy consumption per unit of production output.

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE

Basic Stance on Corporate Governance

Based on the fundamental corporate philosophies, the Company is working to improve its corporate governance as one of the most important management issues with the aim of ensuring that Honda will be a company, our shareholders, customers and society want to exist.

Honda’s organization reflects its fundamental corporate philosophies. Each regional operation carries out its businesses so as to quickly and efficiently respond to customer needs around the world, while each business operation makes arrangements for each product, establishing a system of high effectiveness and efficiency.

In addition, the Audit Office intends to carry out more effective audits of the performance of each division’s business, and each division aims to establish a systematic framework for enhancing compliance and risk management, while advancing the self-reliance of each organization.

To ensure an objective control on the Company’s management, outside directors and corporate auditors are appointed to be members of the Board of Directors and the Board of Corporate Auditors, which are responsible for supervision and auditing of the Company. With regard to the directors, the term of their office is limited to one year and the amount of remuneration payable to them is determined according to a standard that reflects their contributions to the Company. The goal is to heighten maneuverability so as to cope with any changes in the management environment.

For shareholders and investors, the Company’s basic policy emphasizes the disclosure of financial results on a quarterly basis, as well as the timely and accurate disclosure of its management strategies. The Company will remain committed to such disclosures in the future.

CORPORATE GOVERNANCE

The Company’s Activities on Corporate Governance

Management organization of the Company’s corporate governance for decision making, execution, supervision and others

1. Management Organization

The Company supervises and audits its business activities through its Board of Directors and Board of Corporate Auditors.

The Board of Directors consists of 36 directors, including one outside director, and makes decisions on important business activities and other legal matters. The Board of Directors also supervises the execution of the Company’s businesses. In April 2003, in order to ensure proactive decision-making, the Board of Directors set up an Assets and Loan Management Committee, which is responsible for deciding upon the disposal of the Company’s important assets and related matters.

The Board of Corporate Auditors is composed of four corporate auditors, including two outside corporate auditors. In accordance with the rules of auditing policy and the apportionment of responsibilities as determined by the Board of Corporate Auditors, each corporate auditor audits the execution by directors of their duties through various means, including attendance at meetings of the Board of Directors and inspections regarding the status of Company assets and liabilities. Two outside corporate auditors were elected at the Company’s Ordinary General Meeting of Shareholders held on June 24, 2003 and they comprise half the number of corporate auditors so as to strengthen their independence. In connection with this, Corporate Auditors’ Office was newly established in April 2003 to provide direct support to the Board of Corporate Auditors.

In order to ensure a proper auditing of the Company’s accounts, the Board of Corporate Auditors and the Board of Directors receive auditing reports based on the Commercial Code’s Audit Special Exceptions Law, the Securities and Exchange Law, and the Securities Exchange Acts of the U.S.A. In addition, they supervise the election of independent auditors, their remuneration and non-audit services.

CORPORATE GOVERNANCE

2. Execution of Management

The Company has established the Management Council being composed of eight representative directors and four managing directors. Along with discussing in advance items to be resolved at meetings of the Board of Directors, this Management Council discusses important management issues as directed by the Board of Directors.

Based on the fundamental corporate philosophies, Honda will promote the Company’s long–term businesses in each region to ensure that Honda will be a company that our customers and society want to exist. The Company’s management organization contains six regional operations, including a newly established operation in China in April 2003. Regional executive officers are assigned to be in charge of the business operations in each region, with the aim of heightening the autonomy of the region and ensuring speedy decision-making. In addition, regional executive councils located at each regional operation discuss important management issues in the region within the bounds of the authority conferred upon them by the Management Council.

The Company’s four business operations – motorcycles, automobiles, power products, and spare parts – formulate the medium and long-term plans for their business development, and each operation aims to maximize its business performance on a global basis. The Company’s production operations and purchasing operations support production related departments so that they can implement the most efficient allocation of production and procurement on a global scale. These efforts are aimed at increasing company-wide efficiencies.

At the Company’s major production facilities in Japan and overseas, operational executive officers are responsible for rapid decision-making. In addition, the Business Management Operations and the Business Support Operations make adjustments on a company-wide basis with the aim of ensuring the optimal allocation of resources.

Research and development are conducted principally at the independent subsidiaries of the Company. Honda R&D Co., Ltd. is responsible for product research, while Honda Engineering Co., Ltd. is responsible for research in the area of production technology. The Company carries out unrestricted and generous research and development with the aim of creating, through application of the latest technologies, products that are both distinctive and internationally competitive.

3. Internal Control

The Audit Office (its Japanese name was changed from “Kansashitsu” to “Gyoumu – Kansashitsu” in April 2003) is an independent supervisory department under the direct control of the president. This office audits the performance of each department.

In addition to the newly established “Honda Conduct Guideline” to be shared within the entire Honda group, the Company also intends to set up a systematic framework for compliance and risk management in which each division of Honda group works to ensure compliance and prevent management risks, and to verify the status on a regular basis under the supervision by the director in charge. In addition to the new appointment of a director in charge of compliance and risk management, the Company intends to improve its organization by setting up a “Business Ethics Committee” to deliberate matters related to corporate ethics and compliance, as well as “Business Ethics Improvement Proposal Line”, which will receive suggestions related to corporate ethics issues.

Honda’s HISTORY

Honda’s HISTORY

1946	Soichiro Honda establishes Honda Technical Research Institute

1947	Honda’s first product, the A-type bicycle engine, produced

1948	Honda Motor Co., Ltd., incorporated (capital: one million yen)

1949	Dream D-type (two-stroke, 98cc), Honda’s first motorcycle, produced

1952	Head office moved to Tokyo

1957	Listed on the Tokyo Stock Exchange

1958	Super Cub motorcycle released

1959	American Honda Motor Co., Inc., established Honda racing team participates in the Isle of Man TT Race, taking sixth place in the 125cc class

1960	Motorcycle production begins at Suzuka Factory Honda R&D Co., Ltd., established

1961	Honda racing team sweeps first five places in Isle of Man TT Race (125cc, 250cc)

1962	American Depositary Receipts (ADRs) issued at market price Adopted consolidated accounting using U.S. Securities and Exchange Commission (SEC) standards Construction of Suzuka Circuit completed

1963	Honda Benelux N.V. (Belgium) begins production of motorcycles Honda’s first sports car (S500) and light truck (T360) released

1964	Automobile production begins at Saitama Factory, Sayama

1965	Thai Honda Mfg. Co., Ltd. (Bangkok) established Honda U.K. Ltd., established in London E300 portable generator introduced Honda wins its first F1 victory, in Mexico

1966	S800 sales and export commenced

1967	Motorcycle production begins in Thailand Automobile production begins at Suzuka Factory

1968	Cumulative motorcycle production reaches 10 million units

1969	Automobile and motorcycle production commenced in Malaysia Cumulative domestic power product production reaches one million units

1971	Knockdown motorcycle production begins in Mexico

1972	Details of CVCC low-emission engine system announced CVCC engine complies with the U.S. Muskie Act of 1975 Civic released

1973	Motorcycle production begins in the Philippines

1974	Motorcycle production begins in Indonesia

1975	Automobile production begins in Indonesia

1976	Kumamoto Factory inaugurated Motorcycle production begins at Honda Italia Industriale S.p.A. Accord CVCC (1,600cc) introduced Civic series cumulative production reaches one million units

1977	ADRs listed on the New York Stock Exchange (NYSE) Consolidated financial disclosure commenced Motorcycle production begins at Moto Honda da Amazonia Ltda., in Manaus, Brazil

1979	Quarterly financial disclosure commenced Honda America Mfg., Inc., begins motorcycle production

1980	Cumulative Accord production reaches one million units

1981	Listed on the London Stock Exchange Cumulative power products production reaches five million units

1982	Honda of America Mfg., Inc., begins automobile production

1983	Listed on the Zurich, Geneva and Basel stock exchanges Honda signs joint development agreement with Rover Group Ltd.

1984	Automobile production commenced in Thailand Cumulative motorcycle production in Belgium reaches one million units

1985

Listed on the Paris Stock Exchange

Motorcycle engine production begins in the U.S.

Motorcycle production commenced in India

Motorcycle engine production commenced in Malaysia

Cumulative power products production reaches 10 million units

1986	Automobile production begins at Honda Canada Inc. Motorcycle production commenced in Spain Power products production commenced in France

1987

Cumulative motorcycle production in Brazil reaches one million units

Cumulative domestic motorcycle production reaches 50 million units, a world first

Cumulative Civic production reaches five millions units

1988	Motorcycle production begins in Mexico Automobile production begins at Honda New Zealand Cumulative automobile production reaches 15 million units High-performance VTEC engine announced

1989	Second automobile plant in the U.S. begins production in East Liberty, Ohio Honda Motor Europe Ltd. (U.K.) established Cumulative power products production reaches 15 million units

1991	Honda posts its 60th Grand Prix victory in the Brazil GP

1992

Automobile production in the U.K. begins

Cumulative Super Cub production reaches 20 million units, a world record

Cumulative automobile production reaches 20 million units

Cumulative power products production reaches 20 million units

1993	Honda’s power product engines meet California emission regulations, a world first

1994	Automobile production commenced in the Philippines Automobile production commenced in Pakistan New automobile plant constructed in Thailand

1995

Honda introduced first gasoline-powered vehicle to meet ULEV (Ultra Low Emission Vehicle) standards

Cumulative world production for the Civic reaches 10 million units

Cumulative automobile production in North America reaches five million units

Cumulative automobile production reaches 30 million units

Automobile production begins in Mexico

1996	Motorcycle production begins in Turkey Step Wagon released Human robot prototype announced

1997

ISO 14001 certification achieved for Hamamatsu Factory and Tochigi Factory

Automobile production begins in Brazil

Automobile production begins in Turkey

ISO 14001 certification achieved for Belgium auto parts plant

Motorcycle production commenced in Vietnam

Cumulative motorcycle production reaches 100 million units

Construction of Twin Ring Motegi completed

1998	50th anniversary Cumulative automobile production reaches seven million units in North America Automobile production commenced in India

1999	Automobile production commenced in China Fuel cell vehicle FCX-V1 and FCX-V2 announced

2000	Cumulative Accord production in the U.S. reaches 5 million units FCX-V3 fuel cell vehicle announced ASIMO humanoid robot announced

2001

Honda Headquarters achieves ISO 14001 environmental management certification

Cumulative total of automobiles manufactured in North America reaches 10 million

Production begins at new motorcycle production company in India

New small car, the Fit, released

FCX-V4 fuel cell vehicle announced

Minimum investment unit lowered to 100 shares, from 1,000

Second automobile plant in the U.K. commenced operations

New automobile plant in the U.S., Honda Manufacturing of Alabama, LLC, commenced operations

2002

Common stock-to-ADR exchange ratio changed from two shares of common stock to one ADR, to one share of common stock to two ADRs

Celebrated 25th anniversary of listing on the NYSE; ASIMO rang the opening bell for trading

Government certification to the passenger car plant in China exclusively for export

Honda FCX fuel cell vehicle delivered both in Japan and the U.S

2003

Cumulative automobile production in the United Kingdom reaches one million units

New automobile plant in Taiwan commenced operations

New automobile plant in Malaysia commenced operations

New automobile plant in Indonesia commenced operations

CORPORATE INFORMATION

CORPORATE INFORMATION

Honda Motor Co., Ltd.

Established

September 24, 1948

Principal Lines of Business

Manufacture, sale, lease and repair of motorcycles, automobiles and power products

Head Office

1-1, 2-chome, Minami-Aoyama, Minato-ku, Tokyo 107-8556, Japan

PRINCIPAL SUBSIDIARIES (Percentage owned by the Honda Group)

As of March 31, 2003

    JAPAN

Honda R&D Co., Ltd. (100%)

Saitama

Technical research and development work for Honda products

Honda Engineering Co., Ltd. (100%)

Saitama

Manufacture and sale of machine tools,equipment and production techniques including plant layout

Yutaka Giken Co., Ltd. (69.7%)

Shizuoka

Manufacture of parts for Honda products

Honda Foundry Co., Ltd. (82.1%)

Saitama

Manufacture of parts for Honda products

Honda Lock Mfg. Co., Ltd. (100%)

Miyazaki

Manufacture of parts for Honda products

Asama Giken Co., Ltd. (77.5%)

Nagano

Manufacture of parts for Honda products

Honda Finance Co., Ltd. (100%)

Tokyo

Financing for the sale and leasing of Honda Products

Suzuka Circuitland Co., Ltd. (86.0%)

Mie

Rental of a racing circuit

Honda Trading Corp. (100%)

Tokyo

Import and export of parts for Honda products

Honda Sogo Tatemono Co., Ltd. (70.0%)

Tokyo

Lease of buildings

    NORTH AMERICA

American Honda Motor Co., Inc. (100%)

U.S.A.

Distribution of Honda products

Honda North America, Inc. (100%)

U.S.A.

Coordination of operations

Honda of America Mfg., Inc. (100%)

U.S.A.

Manufacture of Honda products

American Honda Finance Corporation (100%)

U.S.A.

Financing for the sale and leasing of Honda products

Honda Manufacturing of Alabama, LLC (100%)

U.S.A.

Manufacture of Honda products

Honda Transmission Manufacturing of America, Inc. (100%)

U.S.A.

Manufacture of parts for Honda products

Celina Aluminum Precision Technology Inc. (100%)

U.S.A

Manufacture of parts for Honda products

Honda Power Equipment Manufacturing, Inc. (100%)

U.S.A

Manufacture of Honda parts and products

Honda R&D Americas, Inc. (100%)

U.S.A.

Technical research and development work for Honda products

Cardington Yutaka Technologies Inc. (100%)

U.S.A.

Manufacture of Honda parts and products

Honda of South Carolina Manufacturing, Inc. (100%)

U.S.A.

Manufacture of Honda products

Honda Trading America Corp. (100%)

U.S.A.

Import and export of parts for Honda products

Honda Engineering North America, Inc. (100%)

U.S.A.

Manufacture and sale of machine tools,equipment and production techniques,including plant layout

Honda Canada Inc. (100%)

Canada

Manufacture and distribution of Honda products

Honda Canada Finance, Inc. (100%)

Canada

Financing for the sale and leasing of Honda products

Honda de Mexico, S.A. de C.V. (100%)

Mexico

Manufacture and distribution of Honda parts and products

    EUROPE

Honda Europe N.V. (100%)

Belgium

Distribution of Honda parts and products

Honda Motor Europe Ltd. (100%)

U.K.

Coordination of operations Distribution of Honda products

Honda of the U.K. Manufacturing Ltd. (100%)

U.K.

Manufacture of Honda products

Honda Finance Europe plc. (100%)

U.K.

Financing for the sale of Honda products

Honda Motor Europe (South) S.A. (100%)

France

Distribution of Honda products

Honda Europe Power Equipment S.A. (100%)

France

Manufacture and distribution of Honda products

Honda Motor Europe (North) G.m.b.H. (100%)

Germany

Distribution of Honda products

Honda Bank G.m.b.H. (100%)

Germany

Financing for the sale of Honda products

Honda R&D Europe (Deutschland) G.m.b.H. (100%)

Germany

Technical research and development work for Honda products

Honda Italia Industriale S.p.A. (100%)

Italy

Manufacture and distribution of Honda products

Montesa Honda S.A. (88.1%)

Spain

Manufacture and distribution of Honda products

PRINCIPAL MANUFACTURING FACILITIES

  ASIA AND OTHER AREAS

Honda Motorcycle and Scooter India (Private) Limited (100%)

India

Manufacture and distribution of Honda products

Honda Siel Cars India Ltd. (99.0%)

India

Manufacture and distribution of Honda products

P.T.Honda Prospect Motor (51.0%)

Indonesia

Manufacture and distribution of Honda products

Honda Malaysia Sdn. Bhd. (51.0%)

Malaysia

Manufacture and distribution of Honda products

Honda Atlas Cars (Pakistan) Ltd. (51.0%)

Pakistan

Manufacture and distribution of Honda products

Honda Philippines, Inc. (99.6%)

Philippines

Manufacture and distribution of Honda products

Honda Cars Philippines, Inc. (54.2%)

Philippines

Manufacture and distribution of Honda products

Honda Taiwan Co., Ltd. (100%)

Taiwan

Manufacture and distribution of Honda products

Asian Honda Motor Co., Ltd. (100%)

Thailand

Distribution of Honda products

Honda Automobile (Thailand) Co., Ltd. (91.4%)

Thailand

Manufacture and distribution of Honda products

Thai Honda Manufacturing Co., Ltd. (60%)

Thailand

Manufacture of Honda products

Honda Vietnam Co., Ltd. (70%)

Vietnam

Manufacture and distribution of Honda products

Honda South America Ltda. (100%)

Brazil

Coordination of operations

Holding Company

Honda Automoveis do Brasil Ltda. (100%)

Brazil

Manufacture and distribution of Honda products

Moto Honda da Amazonia Ltda. (100%)

Brazil

Manufacture and distribution of Honda products

Honda Componentes da Amazonia Ltda. (100%)

Brazil

Manufacture of parts for Honda products

Honda Turkiye A.S. (100%)

Turkey

Manufacture and distribution of Honda products

Honda Australia Pty., Ltd. (100%)

Australia

Distribution of Honda products

Honda New Zealand Ltd. (100%)

New Zealand

Distribution of Honda products

PRINCIPAL MANUFACTURING FACILITIES

As of March 31, 2003

	Location	Start of operations	Number of employees	Principal products manufactured

Japan	Sayama,Saitama Takanezawa,Tochigi Hamamatsu,Shizuoka Suzuka,Mie Ohzu, Kumamoto	Nov.1964 May.1990 Apr.1954 May.1960 Mar.1976	5,420 905 3,629 7,658 2,813	Automobiles Automobiles Motorcycles,power products and transmissions Automobiles Motorcycles,power products and engines

U.S.A.	Marysville,Ohio Anna,Ohio East Liberty,Ohio Lincoln,Alabama Swepsonville,North Carolina Timmonsville,South Carolina	Sep.1979 Jul.1985 Dec.1989 Nov.2001 Aug.1984 Jul.1998	7,965 2,767 2,535 2,513 389 1,525	Motorcycles,automobiles and all-terrain vehicles Engines Automobiles Automobiles Power products All-terrain vehicles

Canada	Alliston,Ontario	Nov.1986	4,266	Automobiles

Mexico	El Salto	Mar.1988	1,487	Motorcycles and automobiles

U.K.	Swindon	Jul.1989	4,245	Automobiles and engines

France	Ormes	Jan.1985	185	Power products

Italy	Atessa	Apr.1977	652	Motorcycles,power products and engines

Spain	Barcelona	May.1980	287	Motorcycles

India	Greater Noida, Uttar Pradesh	Dec.1997	790	Automobiles

Indonesia	Karawang	Feb.2003	630	Automobiles

Malaysia	Melaka	Jan.2003	581	Automobiles

Pakistan	Lahore	Oct.1993	310	Automobiles

Philippines	Manila	May.1973	521	Motorcycles and power products

Taiwan	Pingtung	Jan.2003	530	Automobiles

Thailand	Ayutthaya Bangkok	Jan.1993 Apr.1965	1,618 2,391	Automobiles Motorcycles and power products

Vietnam	Vinhphuc	Dec.1997	826	Motorcycles

Brazil	Sumare	Sep.1997	759	Automobiles
	Manaus	Jan.1977	4,693	Motorcycles and power products

Turkey	Gebze	Dec.1997	420	Automobiles

BOARD OF DIRECTORS AND CORPORATE AUDITORS

BOARD OF DIRECTORS AND CORPORATE AUDITORS

REPRESENTATIVE DIRECTORS

FRONT ROW

Yoshihide Munekuni Chairman			Takeo Fukui President and Chief Executive Officer

BACK ROW

Satoshi Aoki Senior Managing Director	Minoru Harada Senior Managing Director	Koichi Amemiya Executive Vice President	Michiyoshi Hagino Senior Managing Director	Motoatsu Shiraishi Senior Managing Director	Hiroshi Okubo Senior Managing Director

MANAGING DIRECTORS	DIRECTORS		DIRECTOR AND ADVISOR

Atsuyoshi Hyogo Satoshi Dobashi Satoshi Toshida Koki Hirashima Koichi Kondo Yasuo Ikenoya Toru Onda Akira Takano Takanobu Ito	Satoru Kishi Mikio Yoshimi Masaaki Kato Shigeru Takagi Masahiro Yoshimura Hiroshi Kuroda Akio Hamada Teruo Kowashi Seiichi Moriguchi Tetsuo Iwamura	Takashi Yamamoto Masaru Takabayashi Tatsuhiro Oyama Suguru Kanazawa Manabu Nishimae Fumihiko Ike Masaya Yamashita Hiroshi Kobayashi	Hiroyuki Yoshino CORPORATE AUDITORS Kunihiro Chujo Koji Miyajima Koukei Higuchi Kuniyasu Yamada

(As of June 24, 2003)

FINANCIAL SECTION

FINANCIAL SECTION—FINANCIAL SUMMARY

FINANCIAL SUMMARY

Honda Motor Co.,Ltd. and Subsidiaries

Years ended or at March 31	1993	1994	1995	1996	1997	1998
Sales, income, and dividends
Net sales and other operating revenue	¥4,132,435	¥3,862,716	¥3,966,164	¥4,252,250	¥5,293,302	¥5,999,738
Operating income	108,756	78,328	107,916	143,633	401,447	462,313
Income before income taxes and equity in income of affiliates	88,564	46,890	94,287	115,134	390,722	443,351
Income taxes	53,208	33,719	44,904	58,281	189,044	201,278
Equity in income of affiliates	1,801	10,528	12,142	13,948	19,490	18,552
Net income	37,157	23,699	61,525	70,801	221,168	260,625
As percentage of sales	0.9%	0.6%	1.6%	1.7%	4.2%	4.3%
Cash dividends paid during the period	13,620	13,631	13,635	13,638	13,640	16,563
Research and development	199,233	188,815	203,004	220,573	251,128	285,863
Interest expense	43,426	35,379	34,382	30,601	27,514	27,655
Assets, long-term debt, and stockholders’ equity
Total assets	¥3,012,896	¥2,921,084	¥3,014,410	¥3,516,113	¥4,191,294	¥4,815,265
Long-term debt	569,479	612,511	589,537	656,461	734,255	677,750
Stockholders’ equity	1,030,867	967,345	1,017,462	1,144,540	1,388,430	1,607,914

Depreciation	173,733	143,229	125,115	125,007	141,351	153,337
Capital expenditures	168,205	121,838	128,644	150,489	217,782	309,517

Per common share
Net income:
Basic	¥38.19	¥24.34	¥63.16	¥72.68	¥227.00	¥267.49
Diluted	37.94	24.28	63.00	72.63	226.97	267.45
Cash dividends paid during the period	14	14	14	14	14	17
Stockholders’ equity	1,058.80	993.47	1,044.44	1,174.73	1,425.04	1,650.14
Per American depositary share
Net income:
Basic	19.09	12.17	31.58	36.34	113.50	133.74
Diluted	18.97	12.14	31.50	36.31	113.48	133.72
Cash dividends paid during the period	7.0	7.0	7.0	7.0	7.0	8.5
Stockholders’ equity	529.40	496.73	522.22	587.36	712.52	825.07

Sales progress
Sales amounts:*
Japan	¥1,379,748	¥1,282,771	¥1,326,487	¥1,540,463	¥1,826,284	¥1,710,813
	33%	33%	33%	36%	35%	29%
Overseas	2,752,687	2,579,945	2,639,677	2,711,787	3,467,018	4,288,925
	67%	67%	67%	64%	65%	71%
Total	¥4,132,435	¥3,862,716	¥3,966,164	¥4,252,250	¥5,293,302	¥5,999,738
	100%	100%	100%	100%	100%	100%

Unit sales:
Motorcycles	4,035	4,251	4,910	5,488	5,325	5,257
Automobiles	1,793	1,753	1,794	1,887	2,184	2,343
Power Products	1,450	1,632	1,909	2,268	2,521	2,857

Number of employees	90,900	91,300	92,800	96,800	101,100	109,400

Exchange rate (yen amounts per U.S.dollar)
Rates for the period-end	¥116	¥103	¥89	¥106	¥124	¥132
Average rates for the period	125	108	99	96	113	123

FINANCIAL SECTION—FINANCIAL SUMMARY

					Yen (millions)	U.S. dollars (millions)
Years ended or at March 31	1999	2000	2001	2002	2003	2003
Sales, income, and dividends
Net sales and other operating revenue	¥6,231,041	¥6,098,840	¥6,463,830	¥7,362,438	¥7,971,499	$66,319
Operating income	548,698	426,230	406,960	639,296	689,449	5,736
Income before income taxes and equity in income of affiliates	520,511	416,063	384,976	551,342	609,755	5,073
Income taxes	229,624	170,434	178,439	231,150	245,065	2,039
Equity in income of affiliates	14,158	16,786	25,704	42,515	61,972	516
Net income	305,045	262,415	232,241	362,707	426,662	3,550
As percentage of sales	4.9%	4.3%	3.6%	4.9%	5.4%
Cash dividends paid during the period	20,463	20,463	22,412	24,360	30,176	251
Research and development	311,632	334,036	352,829	395,176	436,863	3,635
Interest expense	27,890	18,920	21,400	16,769	12,207	102
Assets, long-term debt, and stockholders’ equity
Total assets	¥5,034,247	¥4,898,428	¥5,667,409	¥6,940,795	¥7,681,291	$63,904
Long-term debt	673,084	574,566	368,173	716,614	1,140,182	9,486
Stockholders’ equity	1,763,855	1,930,373	2,230,291	2,573,941	2,629,720	21,878

Depreciation	177,666	172,139	170,342	194,944	220,874	1,838
Capital expenditures	237,080	222,891	285,687	303,424	316,991	2,637

					Yen	U.S. dollars
Per common share
Net income:	¥313.05	¥269.31	¥238.34	¥372.23	¥439.43	$3.66
Basic	313.05	269.31	238.34	372.23	439.43	3.66
Diluted	21	21	23	25	31	0.26
Cash dividends paid during the period	1,810.20	1,981.07	2,288.87	2,641.55	2,734.69	22.75
Stockholders’ equity
Per American depositary share
Net income:
Basic	156.52	134.65	119.17	186.11	219.71	1.83
Diluted	156.52	134.65	119.17	186.11	219.71	1.83
Cash dividends paid during the period	10.5	10.5	11.5	12.5	15.5	0.13
Stockholders’ equity	905.10	990.53	1,144.43	1,320.77	1,367.34	11.37

					Yen (millions)	U.S. dollars (millions)
Sales progress
Sales amounts:*
Japan	¥1,556,333	¥1,612,191	¥1,740,340	¥1,868,746	¥1,748,706	$14,548
	25%	26%	27%	25%	22%
Overseas	4,674,708	4,486,649	4,723,490	5,493,692	6,222,793	51,771
	75%	74%	73%	75%	78%
Total	¥6,231,041	¥6,098,840	¥6,463,830	¥7,362,438	¥7,971,499	$66,319
	100%	100%	100%	100%	100%

					Thousands
Unit sales:
Motorcycles	4,295	4,436	5,118	6,095	8,080
Automobiles	2,333	2,473	2,580	2,666	2,888
Power Products	3,412	4,057	3,884	3,926	4,584

Number of employees	112,200	112,400	114,300	120,600	126,900

Exchange rate (yen amounts per U.S.dollar)
Rates for the period-end	¥121	¥106	¥124	¥133	¥120
Average rates for the period	128	112	111	125	122

*	The geographic breakdown of sales amounts is based on the location of customers.

Notes:	1.	The amounts for the fiscal year ended March 31,2003, have been translated into U.S. dollars at the rate of ¥120.20=US$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo Foreign Exchange Market on March 31, 2003.
	2.	Net income per common (or American depositary) share amounts are computed based on Statement of Financial Accounting Standards (SFAS) No.128, “Earnings per Share.” All net income per common (or American depositary) share data presented prior to fiscal 1998 has been restated to conform with the provisions of SFAS No.128.
	3.	The Company adopted Statement of Financial Accounting Standards (SFAS) No.109, “Accounting for Income Taxes,” from the fiscal year ended March 31, 1994, and applied the provisions of SFAS No.109 retroactively to April 1,1991.Accordingly, the consolidated financial results for fiscal year 1993 have been restated.
	4.	Effective April 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No.115, “Accounting for Certain Investments in Debt and Equity Securities.” Net unrealized gains on marketable equity securities,less related income taxes,are included in accumulated other comprehensive income (loss) in the statements of stockholders’ equity, and net income for the fiscal year ended March 31,1995,was not affected by the adoption of this Statement.
	5.	Effective fiscal 2000,due to the change in method of business segment categorization, all prior years’ unit sales under Sales progress have been restated to reflect the change: i.e., unit sales of all-terrain vehicles (ATVs) are now included in Motorcycles,but were previously included in Power Products.
	6.	Previously, revenue from domestic sales of general-purpose engines to customers who install them in products that are subsequently exported were recorded as overseas sales. However, due to various factors including changes in transaction formats and contract terms,as of fiscal 2002,such sales are now recorded as domestic sales.
	7.	Honda’s common stock-to-ADR exchange ratio was changed from two shares of common stock to one ADR, to one share of common stock to two ADRs, effective January 10,2002. Per American depositary share information has been restated for all periods presented to reflect this four-for-one ADR split.

FINANCIAL SECTION—FINANCIAL REVIEW

FINANCIAL REVIEW

Net Sales and Other Operating Revenue

Honda’s consolidated net sales and other operating revenue (hereafter “net sales”) for fiscal 2003, ended March 31, 2003, amounted to ¥7,971.4 billion, up 8.3% from the previous fiscal year.

Of the amount, domestic net sales decreased by ¥120 billion or 6.4%, to ¥1,748.7 billion, while overseas net sales increased by ¥729.1 billion, or 13.3% to ¥6,222.7 billion.

Net sales included currency translation effects due to the appreciation of the yen to the U.S. dollar, which had a negative impact on foreign currency-denominated revenue from Honda’s overseas subsidiaries when translated into yen.

Honda estimates net sales excluding the effects of currency translation to have risen approximately by 9.1%.

Operating Income

Operating income amounted to ¥689.4 billion, which was an increase by 7.8% from the previous fiscal year. Increased net sales, predominantly in Europe and Asia, and the Company’s cost-cutting strategies have more than offset deterioration of the model mix as well as increases in selling, general and administrative (SG&A) expenses and research and development (R&D) expenses.

Selling, General and Administrative (SG&A) Expenses/Research and Development (R&D) Expenses

SG&A expenses for fiscal 2003 increased by ¥143.2 billion or 11.1%, to ¥1,434.9 billion, reflecting increases in product warranty-related expenses and labor expenses. R&D expenses increased by ¥41.6 billion or 10.5%, to ¥436.8 billion.

Income before Income Taxes and Equity in Income of Affiliates

Income before Income Taxes and Equity in Income of Affiliates was up 10.6%, to ¥609.7 billion.

Other income & expenses, net improved by ¥8.2 billion from the previous fiscal year, due mainly to a decline in losses on currency exchanges, which offset increases in losses on securities sold, impairment losses on available for sale marketable equity securities, and losses on derivative instruments.

Equity in Income of Affiliates

Equity in income of affiliates climbed 45.8%, to ¥61.9 billion. This increase was due mainly to boosted gains posted by affiliates in Asia, representing around 80% of Honda’s overall equity in income of affiliates.

Net Income

Net income amounted to ¥426.6 billion, an increase of 17.6%. The effective tax rate was 40.2%, a decline by 1.7 percentage points from the previous fiscal year.

Basic net income per common share amounted to ¥439.43, compared with ¥372.23 in fiscal 2002.

Liquidity and Capital Resources

Honda’s policy is to maintain sufficient capital resources, a sufficient level of liquidity and a sound balance sheet for purposes of its business activities.

FINANCIAL SECTION—FINANCIAL REVIEW

Honda funds its capital expenditures primarily through cash generated by operations. Honda funds its financial programs for customers and dealers primarily from medium-term notes and commercial paper, as well as asset-backed securities issued in securitizations of finance receivables.

Net cash provided by operating activities amounted to ¥688.1 billion for fiscal 2003, decreasing ¥61.8 billion over fiscal 2002. Notwithstanding an increase in net income of ¥426.6 billion, this decrease was mainly due to an increase in inventories.

Net cash used by investing activities amounted to ¥1,073.5 billion for fiscal 2003, increasing ¥186.9 billion over fiscal 2002. This increase was mainly due to an increase in purchase of finance subsidiaries’ receivables.

Net cash provided by financing activities amounted to ¥346.9 billion for fiscal 2003, increasing ¥39.3 billion over fiscal 2002. Notwithstanding a decrease in short-term debt, this increase was due to an increase in proceeds from long-term debt.

As a result of the foregoing, Honda’s consolidated cash and cash equivalents amounted to ¥547.4 billion as of March 31, 2003, a net decrease of ¥62.0 billion from a year ago.

Honda’s total debt increased in fiscal 2003 by ¥262.7 billion to ¥2,322.4 billion. Short-term debt decreased in fiscal 2003 by ¥157.1 billion to ¥877.9 billion. The current portion of long-term debt decreased in fiscal 2003 by ¥3.6 billion to ¥304.3 billion. Long-term debt increased in fiscal 2003 by ¥423.5 billion to ¥1,140.1 billion.

Honda’s general policy is to provide amounts necessary for future capital expenditures from funds generated from operations. With the current levels of cash and cash equivalents and other liquid assets, as well as credit lines with banks, Honda believes that it maintains a sufficient level of liquidity.

Notwithstanding Honda’s current financial condition, it is possible that circumstances such as a decrease in operating revenues due to a decrease in market size as a result of a recession, or instability in the financial markets, such as rapid changes in exchange rates between the yen and other major currencies, may adversely affect Honda’s liquidity. In such a situation, Honda may undertake future financings through debt and/or equity related offerings to supplement funds generated by operations. Honda has good relationships with banks with global operations.

The cost and availability of unsecured funding to Honda and its finance subsidiaries generally depend on credit ratings received with respect to Honda. Some of Honda’s short- and long-term debt securities are rated by two U.S. nationally recognized rating agencies: Moody’s Investors Service, Inc. and Standard & Poor’s Rating Services. In addition, short-term and long-term unsecured debt securities issued by Honda or its financial subsidiaries are also rated in several local markets by locally recognized rating agencies. These ratings are not, however, recommendations to buy, sell or hold securities. These rating agencies issue their ratings based on their assessment of the credit risk associated with particular securities Honda or its finance subsidiaries issue, which assessment is based on information Honda provides to the rating agencies or other sources they consider reliable. Each rating agency may have different criteria in evaluating the risk associated with a company, and thus different rating agencies’ ratings should be evaluated independently from one another. These ratings are subject to revision or withdrawal at any time by the assigning rating agency.

FINANCIAL SECTION—FINANCIAL REVIEW

Honda and its finance subsidiaries are currently given investment-grade ratings on their short-term and long-term unsecured debt securities from credit rating agencies. Accordingly, Honda believes that it is in a position to be able to obtain sufficient funding necessary for its growth.

The following table shows the ratings of short-term and long-term unsecured debt securities issued by Honda or its finance subsidiaries by Moody’s and Standard & Poor’s as of the date of this annual report.

Credit ratings for
	Short-term unsecured debt securities	Long-term unsecured debt securities
Moody’s Investors Service	P-1	A1
Standard & Poor’s Rating Services	A-1	A+

For the purpose of accelerating the receipt of cash related to its finance receivables, Honda periodically securitizes and sells pools of these receivables. In these securitizations, Honda sells a portfolio of finance receivables to a special purpose entity, which is established for the limited purpose of buying and reselling finance receivables. Honda remains as a servicer and is paid a servicing fee for its services. The special purpose entity transfers the receivables to a trust or bank conduit, which issues interest-bearing asset-backed securities or commercial paper, respectively, to investors. Honda retains certain subordinated interests in the sold receivables in the form of subordinated certificates, servicing assets and residual interest in certain cash reserves provided as credit enhancements for investors. Honda applies significant assumptions regarding prepayments, credit losses and average interest rates in estimating expected cash flows from the trust or bank conduit, which affects the recoverability of Honda’s retained interests in the sold receivables. Honda periodically evaluates these assumptions and adjusts them, if appropriate, to reflect the performance of the receivables.

The following table shows Honda’s contractual obligations at March 31, 2003:

CONTRACTUAL OBLIGATIONS

	Yen (millions)
	Payments due by period
At March 31, 2003	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
Long-term debt including current installments	¥1,444,524	¥304,342	¥955,597	¥179,693	¥4,892
Operating leases	104,543	27,144	31,027	16,477	29,895

FINANCIAL SECTION—FINANCIAL REVIEW

At March 31, 2003, Honda had commitments for purchases of property, plant and equipment of approximately ¥24.3 billion.

Also at March 31, 2003, Honda has guaranteed approximately ¥88.2 billion of bank loan of employees for their housing costs. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is approximately ¥88.2 billion. As of March 31, 2003, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Capital Expenditures

Manufacturing-related expenditures in fiscal 2003 were applied to the expansion of manufacturing facilities, streamlining efforts, and the replacement of older equipment. Other expenditures included funds used to augment sales and R&D facilities.

Total consolidated capital expenditures were ¥316.9 billion, or ¥13.5 billion higher than the previous fiscal year.

Capital expenditures by business segment were as follows:

	Yen (millions)
	2002	2003
Motorcycle Business	¥29,929	¥37,496
Automobile Business	264,657	270,263
Financial Services	676	646
Other Businesses	8,162	8,586

Total	¥303,424	¥316,991

Honda invested ¥37.4 billion in its motorcycle business, mainly for the introduction of new models and improvement of manufacturing operations. Capital expenditures in the automobile business amounted to ¥270.2 billion.

Honda invested mainly to launch new models and a new manufacturing system both for itself and for Honda of America Mfg., Inc.

Funds were also applied to start construction of a second assembly line at Honda Manufacturing of Alabama, LLC to produce finished vehicles and engines.

Expenditures in the financial services business totaled ¥0.6 billion, while investment in other businesses, mainly to fund the expansion and renewal of power product manufacturing equipment and the renovation of motor sports facilities, came to ¥8.5 billion.

Disposal and sales of manufacturing facilities during the period had no material impact.

FINANCIAL SECTION—FINANCIAL REVIEW

Research and Development (R&D) Expenses

The aim of Honda’s R&D activities is to create, through application of the latest technologies, products that are both distinctive and internationally competitive. To this end, the company has set up as independent corporate entities to perform R&D activities, thereby enabling engineers to engage in R&D with greater independence. Principal companies responsible for product research include Honda R&D Co., Ltd., Honda R&D Americas, Inc., and Honda R&D Europe (Deutschland) G.m.b.H., while research in the area of production technology is carried out principally by Honda Engineering Co., Ltd., and Honda Engineering North America, Inc. Each company cooperates closely with the communities in which it operates.

R&D expenses in fiscal 2003 totaled ¥436.8 billion.

R&D Activities

MOTORCYCLES

Honda seeks to meet the diverse needs of its motorcycle customers by providing products that offer value-added features and enable swift and effective development in overseas markets. At the same time, the Company is stepping up efforts to develop leading motorcycle technologies that contribute resolution of various environmental and safety issues.

As a result of these efforts, in Japan and Europe, Honda introduced a completely remodeled CB1300 Super Four motorcycle that incorporates a built-in air injection system and PGM-FI to realize much lower gas emissions. In Japan, Honda also introduced the newly developed Today scooter with a powerful air-cooled four-stroke engine and a combination brake system (linked front and rear brakes), as well as the Solo leisure bike, which has a unique design. In North America, the Company launched the TRX650 FA ATV, which realizes enhanced driving performance and handling capabilities, as well as the ST1300 sports bike, which is designed for high-speed, long-distance touring. In North America and Europe, Honda introduced its new CBR600RR super sports bike, using an ultra-rigid aluminum frame incorporating a new die cast structure and a new Unit Pro-Link rear suspension system to improve cornering capability. In India, Honda launched the sporty scooter Dio, which is equipped with an air-cooled four-stroke engine providing improved fuel economy, durability and quietness. In Latin America, Honda introduced its new concept design NXR125 and NXR150 onroad/offroad sports bikes for long-distance touring with their larger-sized fuel tanks. Honda continues to promote local development in overseas markets and launched the Wave scooter in China, which was co-developed with Sundiro Honda Motorcycle Co., Ltd.

Motorcycle-related R&D expenses in fiscal 2003 were ¥73.4 billion.

AUTOMOBILES

In addition to meeting customer needs by developing products with innovative technologies and new features, Honda is also actively engaged in the development of new solutions to environmental and safety issues.

In fiscal 2003, Honda globally launched a fully remodeled Accord that realized higher engine performance, improved fuel efficiency and lower emissions. The new Accord features several new systems, which include newly developed side curtain air bags for the Japanese and North American markets, as well as the Honda intelligent Driver Support System for the Japanese market, which helps maintain driving lanes and control speed and distances between other cars when traveling on highways. The new Accord received the 2002-2003 Japan Car of the Year award. In Japan, Honda introduced the Fit 1.5T, with a newly developed1.5-liter VTEC engine, and the Fit Aria (named the City in Thailand), an advanced small sedan with a compact body but a large trunk space, as well as various seat arrangements. In North America, Honda introduced the Pilot, equipped with a 3.5-liter V-6 VTEC engine and lightweight, and highly efficient state-of-the-art Honda VTM-4 4WD system, and the Element, a new concept SUV.

In the area of fuel cell vehicles, Honda has developed the FCX and started lease-sales in Japan and the United States in early December 2002. The FCX, compared with the FCX-V4 test vehicle, has improved engine torque and output at medium and high speeds, resulting in better acceleration and higher maximum speed. In addition, an improved high-pressure hydrogen fuel tank has extended the cruising distance. In July 2002, the FCX became the first fuel-cell vehicle in the world to be certified by the U.S. Environmental Protection Agency (EPA) and the California Air Resources Board. Honda also developed a 2.2-liter diesel engine “i-CTDi” with aims to provide environmentally friendliness of being high efficient, cleaner, and less noisy. This engine employs a lightweight, compact and highly rigid all-aluminum block manufactured using Honda’s proprietary engineering technologies.

Automobile-related R&D expenses amounted to ¥351.5 billion in fiscal 2003.

FINANCIAL SECTION—FINANCIAL REVIEW

OTHERS

In the area of power products, Honda’s R&D efforts are directed toward new products that respond to customer needs, as well as the evolution of technologies that enhance the environmental performance of its products.

New products launched globally during fiscal 2003 include the GX25 four-stroke general-purpose engine, which can operate in any position thanks to its unique oil lubrication system, and the BF15 and BF20 four-stroke outboard engines, which meet the new environmental emission regulations of the California Air Resources Board that will come into effect in 2008. Honda also introduced the HS980i and HS1180i hybrid snow blowers in Japan and Europe. These snow blowers feature the Company’s hybrid technology that combines a gasoline engine to power the apparatus and generate electricity for an electric motor for forward locomotion. Honda launched the locally developed HRZ216 push-type lawnmower in North America. In India Honda also introduced the EXK1200 and EXK2000 electric generators, which meet the strictest noise regulations in the world.

R&D expenditures in this area amounted to ¥11.8 billion.

Honda continued its research into promising technologies for the future. One such project is a joint-venture project with Nagoya University to identify and clarify the mechanism of a gene that reduces the height of rice plant. The purpose of this research is to develop technologies to increase crop yield. In the field of small jet aircrafts, Honda developed a prototype aircraft body and its engine. In addition, Honda developed a prototype of a lightweight, high performance, fuel efficient and cleaner piston-engine for next generation airplanes. Honda also successfully developed a new generation of thin-film photovoltaic cells mainly using non-silicon compounds that will make it possible to significantly lower the per unit cost of electricity generated through solar energy. The solar cells are installed in Honda’s Hosoe plant at the Hamamatsu factory and Tochigi Technical Center of Honda Engineering Co., Ltd., with aims to bring the research of solar energy into development stage. The Company also continued development of ASIMO, an advanced humanoid robot developed with the aim of creating a walking robot. Development during the year focused on improving ASIMO’s environmental awareness functions, which allow it to assess the position of obstacles and to turn to avoid collisions, as well as spatial awareness of sound.

Expenses stemming from fundamental research are borne by the Company’s business segments to which the research most closely relates and are included in the figures above.

Segment Information

The following segment information has been prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan,which requires certain additional information to be disclosed, including business and geographical segment information.

Business Segments

Business segments are based on Honda ’s business organization and the similarity of the principal products within each segment, as well as the relevant markets for such products.

MOTORCYCLES

In fiscal 2003, brisk sales of the Today scooter model pushed domestic unit sales up 6.9%, to 432,000 units. Overseas unit sales rose by 34.4%, to 7,648,000 units, due mainly to solid gains in Asia. As a result, total unit sales of motorcycles were 8,080,000 units, an increase of 32.6%. Net sales from the motorcycle segment increased by 3.2% to ¥978 billion, due mainly to increased unit sales combined with positive currency translation effects through depreciation of the yen against the euro. Operating income decreased by 15.6% from the previous fiscal year, amounting to ¥58.7 billion.

FINANCIAL SECTION—FINANCIAL REVIEW

AUTOMOBILES

Unit sales in Japan decreased by 3.3%, to 849,000 units, mainly due to a decline in sales of minivans like the Step Wagon and Stream, although small cars such as the Fit and Mobilio showed favorable sales. Overseas unit sales rose by 14.0%, to 2,039,000 units, due mainly to favorable sales in North America led by the introduction of new models such as the Pilot and Element, together with increased sales of the CR-V and Odyssey. In addition, expanded sales in Europe also contributed to the increase in unit sales.

As a result, total unit sales of automobiles were 2,888,000 units, an increase of 8.3%. Net sales from automobile segment advanced 8.6%, amounting to ¥6,440 billion, due mainly to growth in overseas unit sales which offset the negative impact of currency translation through the appreciation of the yen against the U.S. dollar. Operating income grew 7.6%, to ¥560.1 billion.

FINANCIAL SERVICES

Net sales from Honda’s financial services business climbed 15.1%, to ¥240.9 billion. Operating income surged 37.5%, to ¥61.9 billion.

OTHER BUSINESSES

Unit sales of power products in Japan rose 15.4%, to 472,000 units. Overseas unit sales grew 16.9%, to 4,112,000 units, mainly due to brisk sales in North America and Europe. Total unit sales of power products rose 16.8%, to 4,584,000 units, which increased net sales of other businesses by 11.0%, to ¥326.3 billion. Operating income grew 112.3%, to ¥8.5 billion.

Geographical Segments

Geographical segments are based on the location of the Company and its subsidiaries.

JAPAN

Increased export sales of automobiles contributed to a 2.8% increase in net sales in Japan in fiscal 2003, amounting to ¥3,918.9 billion. Operating income decreased by 20.2% from the previous fiscal year, amounting to ¥202.3 billion.

NORTH AMERICA

Net sales in North America increased by 9.4%, to ¥4,711.9 billion. This increase is attributed to increased unit sales of automobiles and power products, which offset negative effects of currency translation caused by the appreciation of the yen against the U.S. dollar. Operating income decreased by 0.9%, to ¥398.7 billion.

EUROPE

Increased unit sales of automobiles and power products, together with positive effects of currency translation contributed to a 36.6% increase in net sales in Europe, which amounted to ¥824.5 billion. Operating income improved by ¥49.5 billion, to ¥14.1 billion.

OTHER REGIONS

Increased unit sales of motorcycles, automobiles and power products contributed to a 42.1% increase in net sales in other regions, to ¥788.4 billion. Operating income increased by 49.9%, to ¥61 billion.

Application of Critical Accounting Policies

Critical accounting policies are those that require the application of managements’ most difficult, subjective or complex judgments often as a need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

The following is not intended to be a comprehensive list of all our accounting policies. Our significant accounting policies are more fully described in note 1 to the consolidated financial statements.

Honda has identified the following critical accounting policies with respect to its financial presentation.

FINANCIAL SECTION—FINANCIAL REVIEW

PRODUCT WARRANTY

Honda warrants its vehicles for specific periods of time. Product warranties vary depending upon the nature of the product, the geographic location of its sale and other factors. Accordingly, the Company provides for estimated warranty expenses at the time the vehicles are sold to customers. Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs.

Included in our warranty expense accruals are costs for general warranties on vehicles Honda sells, product recalls and service actions outside the general warranties. Management believes that the accounting estimate related to warranty reserves is a “critical accounting estimate” because changes in it can materially affect net income, and it requires management to estimate the frequency and amounts of future claims, which are inherently uncertain. Management’s policy is to continuously monitor the warranty liabilities to determine their adequacy, therefore, the warranty reserve is maintained at an amount management deems adequate to cover estimated warranty expense. Actual claims incurred in the future may differ from the original estimates, which may result in material revisions to the warranty reserve.

ALLOWANCE FOR CREDIT LOSSES

Finance subsidiaries of the Company provide wholesale financing to dealers and retail lending and direct financing leases to consumers mainly in order to support sales of the products principally in North America. The Company recognizes the receivables derived from those services as finance subsidiaries-receivables. The allowance for credit losses on the finance subsidiaries-receivables is based on a review and evaluation of historical loss experience, the size and composition of the receivables, the credit quality of the portfolio, current economic events and conditions and other pertinent factors. Management believes that the accounting estimate related to allowance for credit losses is a “critical accounting estimate” because it requires management to make assumptions about inherently uncertain items including future economic trends, credit risks and other factors. The allowance for credit losses is maintained at an amount management deems adequate to cover estimated losses on finance receivables. However, actual losses incurred may differ from the original estimates if economic conditions change or if different assumptions are used.

ALLOWANCE FOR LOSSES ON LEASE RESIDUAL VALUES

Finance subsidiaries of the Company purchase insurance to cover a substantial amount of the estimated value of all vehicles leased to customers at the end of leasing period for direct financing leases. The Company initially determines the residual value based on appraisals and estimates. The allowance for losses on lease residual values is recognized to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The lease residual values are estimated based on historical experience including residual value losses and forward-looking information including our new product plans. Management believes that the accounting estimate related to allowance for losses on lease residual values is a “critical accounting estimate” because it is highly susceptible to change from period to period as it requires management to make assumptions about future economic trends and the lease residual value. The allowance is maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. However, changes in economic factors or in the estimated lease residual value may result in adjustments to the allowance.

PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company has various pension plans covering substantially all of their employees in Japan and in certain foreign countries. Benefit obligations and pension costs are based on assumptions of many factors, including discount rate, rate of salary increase and expected long-term rate of return. The discount rate and expected long-term rate of return are determined based on management’s evaluation of current market conditions including changes in interest rates. The salary increase assumptions reflect our actual experience as well as near-term outlook. The discount rate and rate of salary increase at March 31, 2003 are 2.0% and 2.3%, respectively, expected long-term rate of return for the year ended March 31, 2003 is 4.0% for Japanese plans. The discount rate and rate of salary increase at March 31, 2003 are 5.5-7.0% and 4.0-6.7%, respectively, and the expected long-term rate of return for the year ended March 31, 2003 is 6.8-8.5% for foreign plans. Management believes that the accounting estimates related to pensions are “critical accounting estimates” because changes in them can materially affect the Company’s financial condition and results of operations. Actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expense in such future periods and can affect the recorded obligation immediately. Management believes that the assumptions used are appropriate. However, differences in actual experience or changes in assumptions could affect our pension costs and obligations.

FINANCIAL SECTION—FINANCIAL REVIEW

Business Segment Information

	Yen (millions)
Years ended or at March 31	2002	2003
Net sales and other operating revenue:
Motorcycle Business
Sales to unaffiliated customers	¥947,900	¥978,095
Automobile Business
Sales to unaffiliated customers	5,929,742	6,440,094
Financial Services
Sales to unaffiliated customers	201,906	237,958
Intersegment sales	7,409	3,037

Total	209,315	240,995
Other Businesses
Sales to unaffiliated customers	282,890	315,352
Intersegment sales	10,968	10,971

Total	293,858	326,323
Eliminations	(18,377)	(14,008)

Consolidated	¥7,362,438	¥7,971,499

Operating income:
Motorcycle Business	¥69,656	¥58,766
Automobile Business	520,510	560,103
Financial Services	45,084	61,989
Other Businesses	4,046	8,591

Consolidated	¥639,296	¥689,449

Assets:
Motorcycle Business	¥754,512	¥798,530
Automobile Business	3,377,470	3,624,639
Financial Services	2,917,170	3,505,017
Other Businesses	240,735	241,085
Corporate assets and eliminations	(349,092)	(487,980)

Consolidated	¥6,940,795	¥7,681,291

Depreciation:
Motorcycle Business	¥22,129	¥25,311
Automobile Business	165,508	187,839
Financial Services	786	804
Other Businesses	6,521	6,920

Consolidated	¥194,944	¥220,874

Capital expenditures:
Motorcycle Business	¥29,929	¥37,496
Automobile Business	264,657	270,263
Financial Services	676	646
Other Businesses	8,162	8,586

Consolidated	¥303,424	¥316,991

FINANCIAL SECTION—FINANCIAL REVIEW

Geographical Segment Information

	Yen (millions)
Years ended or at March 31	2002	2003
Net sales and other operating revenue:
Japan
Sales to unaffiliated customers	¥2,087,765	¥1,975,518
Transfers between geographical segments	1,723,269	1,943,465

Total	3,811,034	3,918,983
North America
Sales to unaffiliated customers	4,163,951	4,580,004
Transfers between geographical segments	143,987	131,906

Total	4,307,938	4,711,910
Europe
Sales to unaffiliated customers	570,170	663,032
Transfers between geographical segments	33,335	161,551

Total	603,505	824,583
Others
Sales to unaffiliated customers	540,552	752,945
Transfers between geographical segments	14,259	35,515

Total	554,811	788,460
Eliminations	(1,914,850)	(2,272,437)

Consolidated	¥7,362,438	¥7,971,499

Operating income:
Japan	¥253,431	¥202,329
North America	402,395	398,708
Europe	(35,338)	14,185
Others	40,711	61,020
Eliminations	(21,903)	13,207

Consolidated	¥639,296	¥689,449

Assets:
Japan	¥2,177,095	¥2,392,252
North America	3,679,762	4,182,861
Europe	514,535	535,507
Others	374,801	472,259
Corporate assets and eliminations	194,602	98,412

Consolidated	¥6,940,795	¥7,681,291

FINANCIAL SECTION—FINANCIAL REVIEW

Unaudited Consolidated Balance Sheets Divided into Non–Financial Services Businesses and Finance Subsidiaries

At March 31, 2002 and 2003	Yen (millions)
	2002	2003
ASSETS
Non-financial services businesses
Current Assets:	¥2,745,407	¥2,987,609
Cash and cash equivalents	590,798	530,343
Trade accounts and notes receivable	455,019	450,241
Inventories	645,218	751,980
Other current assets	1,054,372	1,255,045
Investments and advances	529,763	557,971
Property,plant and equipment,at cost	1,368,405	1,376,137
Other assets	221,104	325,398

Total assets	4,864,679	5,247,115

Finance subsidiaries
Cash and cash equivalents	18,643	17,061
Finance subsidiaries — short-term receivables,net	995,547	1,106,917
Finance subsidiaries — long-term receivables,net	1,811,502	2,231,804
Other assets	91,478	149,235

Total assets	2,917,170	3,505,017
Eliminations	(841,054)	(1,070,841)

Total assets	¥6,940,795	¥7,681,291

Liabilities and Stockholders’ Equity
Non–financial services businesses
Current liabilities:	¥1,869,129	¥1,950,980
Short-term debt	302,732	241,039
Current portion of long-term debt	8,052	9,753
Trade payables	845,990	835,302
Accrued expenses	544,144	653,570
Other current liabilities	168,211	211,316
Long-term debt	34,565	32,805
Other liabilities	539,909	789,031

Total liabilities	2,443,603	2,772,816

Finance subsidiaries

Short-term debt	1,361,807	1,400,962
Current portion of long-term debt	299,962	294,596
Accrued expenses	137,844	128,870
Long-term debt	684,907	1,111,069
Other liabilities	145,811	269,252

Total liabilities	2,630,331	3,204,749
Eliminations	(707,080)	(925,994)

Total liabilities	4,366,854	5,051,571

Common stock	86,067	86,067
Capital surplus	172,529	172,529
Legal reserves	28,969	29,391
Retained earnings	2,765,600	3,161,664
Accumulated other comprehensive income (loss)	(479,175)	(763,165)
Treasury stock	(49)	(56,766)

Total stockholders’ equity	2,573,941	2,629,720

Total liabilities and stockholders’ equity	¥6,940,795	¥7,681,291

FINANCIAL SECTION—FINANCIAL REVIEW

Unaudited Consolidated Statements of Cash Flows Divided into Non–Financial Services Businesses and Finance Subsidiaries

	Yen (millions)
	2002		2003
Years ended March 31, 2002 and 2003	Non-financial services businesses	Finance subsidiaries	Non-financial services businesses	Finance subsidiaries
Cash flows from operating activities:
Net income	¥339,392	¥23,735	¥412,636	¥14,265
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	194,158	786	220,070	804
Deferred income taxes	(33,301)	41,387	(18,139)	86,572
Equity in income of affiliates	(43,162)	—	(62,638)	—
Loss on derivative instruments and related others	6,931	14,809	(1,956)	38,939
Decrease (increase) in trade accounts and notes receivable	5,438	—	(19,774)	—
Decrease (increase) in inventories	10,191	—	(146,574)	—
Increase (decrease) in trade payables	(13,828)	—	28,273	—
Other, net	204,088	(1,309)	131,705	163

Net cash provided by operating activities	669,907	79,408	543,603	140,743

Cash flows from investing activities:
Decrease (increase) in investments and advances	(89,633)	(1,349)	(122,255)	(551)
Capital expenditures	(302,748)	(676)	(316,345)	(646)
Proceeds from sales of property, plant and equipment	7,162	254	16,273	165
Decrease (increase) in finance subsidiaries –receivables	—	(588,875)	—	(796,314)

Net cash used in investing activities	(385,219)	(590,646)	(422,327)	(797,346)

Cash flows from financing activities:
Increase (decrease) in short-term debt	(47,430)	141,266	(70,207)	156,825
Proceeds from long-term debt	13,503	610,567	8,240	767,749
Repayment of long-term debt	(45,295)	(270,791)	(9,886)	(283,589)
Proceeds from issuance of common stock	—	19,878	—	16,967
Cash dividends paid	(24,391)	(389)	(30,221)	(194)
Increase (decrease) in commercial paper classified as long-term debt	—	649	—	(2,131)
Payment for purchase of treasury stock	—	—	(56,717)	—

Net cash provided by (used in) financing activities	(103,613)	501,180	(158,791)	655,627

Effect of exchange rate changes on cash and cash equivalents	20,776	129	(22,940)	(606)

Net change in cash and cash equivalents	201,851	(9,929)	(60,455)	(1,582)

Cash and cash equivalents at beginning of year	388,947	28,572	590,798	18,643

Cash and cash equivalents at end of year	¥590,798	¥18,643	¥530,343	¥17,061

Notes:	1. Subsidiaries engaged in financial services are referred to as finance subsidiaries.Other subsidiaries are referred to as non-financial services businesses.
2.	Free cash flow (the net of cash flows from operating activities and cash flows from investing activities) for non-financial services businesses was ¥284,688 million,while finance subsidiaries generated a negative free cash flow of ¥511,238 million in fiscal 2002. Non–financial services businesses lend to finance subsidiaries.These cash flows are included in the decrease (increase) in investments and advances,increase (decrease) in short-term debt,proceeds from long-term debt and repayment of long-term debt. Excluding the increase in loans to finance subsidiaries (¥70,471 million), free cash flow for non-financial services businesses in fiscal 2002 was ¥355,159 million.
3.	Free cash flow (the net of cash flows from operating activities and cash flows from investing activities) for non-financial services businesses was ¥121,276 million,while finance subsidiaries generated a negative free cash flow of ¥656,603 million in fiscal 2003. Non–financial services businesses lend to finance subsidiaries.These cash flows are included in the decrease (increase) in investments and advances,increase (decrease) in short-term debt,proceeds from long-term debt and repayment of long-term debt. Excluding the increase in loans to finance subsidiaries (¥124,908 million), free cash flow for non-financial services businesses in fiscal 2003 was ¥246,184 million.
4.	For each cash flow item shown above, the sum of the amounts for the non-financial services businesses and the finance subsidiaries do not necessarily equal the consolidated amounts reflected in the Company’s audited consolidated statements of cash flows appearing elsewhere in this annual report due to the existence of intercompany transactions such as loans from the non-financial services businesses to the finance subsidiaries described in Notes 2 and 3 which have not been eliminated in the unaudited consolidated statements of cash flows presented above.

FINANCIAL SECTION—CONSOLIDATED BALANCE SHEETS

CONSOLIDATED BALANCE SHEETS

Honda Motor Co.,Ltd. and Subsidiaries

	Yen (millions)		U.S. dollars (millions) (note 2)
At March 31, 2002 and 2003	2002	2003	2003
ASSETS
Current assets:
Cash and cash equivalents	¥609,441	¥547,404	$4,554
Trade accounts and notes receivable, net of allowance for doubtful accounts of ¥8,662 million in 2002 and ¥8,343 million ($69 million) in 2003	452,208	444,498	3,698
Finance subsidiaries–receivables, net (note 3)	995,087	1,097,541	9,131
Inventories (note 4)	644,282	751,980	6,256
Deferred income taxes (note 9)	182,788	202,376	1,684
Other current assets (note 7)	204,538	248,561	2,068

Total current assets	3,088,344	3,292,360	27,391

Finance subsidiaries–receivables, net (note 3)	1,808,861	2,230,020	18,552
Investments and advances:
Investments in and advances to affiliates (note 5)	249,959	272,753	2,269
Other, including marketable equity securities (note 6)	145,536	140,218	1,167

Total investments and advances	395,495	412,971	3,436

Property, plant and equipment, at cost (note 7):
Land	318,208	342,991	2,854
Buildings	920,106	942,747	7,843
Machinery and equipment	2,048,244	2,023,724	16,836
Construction in progress	82,610	72,112	600

	3,369,168	3,381,574	28,133
Less accumulated depreciation	1,979,455	1,987,231	16,533

Net property, plant and equipment	1,389,713	1,394,343	11,600

Other assets (notes 7 and 9)	258,382	351,597	2,925

Total assets	¥6,940,795	¥7,681,291	$63,904

See accompanying notes to consolidated financial statements.

FINANCIAL SECTION—CONSOLIDATED BALANCE SHEETS

	Yen (millions)		U.S. dollars (millions) (note 2)
	2002	2003	2003
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term debt (note 7)	¥1,035,069	¥877,954	$7,304
Current portion of long-term debt (note 7)	308,014	304,342	2,532
Trade payables:
Notes	26,009	26,076	217
Accounts	814,948	804,595	6,694
Accrued expenses	678,118	777,492	6,468
Income taxes payable (note 9)	61,244	64,179	534
Other current liabilities (notes 7 and 9)	186,657	267,752	2,227

Total current liabilities	3,110,059	3,122,390	25,976

Long-term debt (note 7)	716,614	1,140,182	9,486

Other liabilities (notes 7, 8, 9 and 11)	540,181	788,999	6,564

Total liabilities	4,366,854	5,051,571	42,026

Stockholders’ equity:
Common stock, authorized 3,600,000,000 shares; issued 974,414,215 shares in 2002 and 2003	86,067	86,067	716
Capital surplus	172,529	172,529	1,435
Legal reserves (note 10)	28,969	29,391	245
Retained earnings (note 10)	2,765,600	3,161,664	26,303
Accumulated other comprehensive income (loss) (notes 6, 9, 11 and 13)	(479,175)	(763,165)	(6,349)
Treasury stock, at cost 10,036 shares in 2002 and 12,797,465 shares in 2003	(49)	(56,766)	(472)

Total stockholders’ equity	2,573,941	2,629,720	21,878
Commitments and contingent liabilities (notes 16 and 17)

Total liabilities and stockholders’ equity	¥6,940,795	¥7,681,291	$63,904

FINANCIAL SECTION—CONSOLIDATED STATEMENTS OF INCOME

CONSOLIDATED STATEMENTS OF INCOME

Honda Motor Co.,Ltd. and Subsidiaries

	Yen (millions)			U.S. dollars (millions) (note 2)
Years ended March 31, 2001, 2002 and 2003	2001	2002	2003	2003
Net sales and other operating revenue (note 3)	¥6,463,830	¥7,362,438	¥7,971,499	$66,319

Operating costs and expenses:
Cost of sales (note 3)	4,557,382	5,036,188	5,410,192	45,010
Selling, general and administrative	1,146,659	1,291,778	1,434,995	11,938
Research and development	352,829	395,176	436,863	3,635

	6,056,870	6,723,142	7,282,050	60,583

Operating income	406,960	639,296	689,449	5,736

Other income:
Interest	11,833	7,445	7,445	62
Other	8,873	1,898	5,741	48

	20,706	9,343	13,186	110

Other expenses (note 1 (p)):
Interest	21,400	16,769	12,207	102
Other	21,290	80,528	80,673	671

	42,690	97,297	92,880	773

Income before income taxes and equity in income of affiliates	384,976	551,342	609,755	5,073

Income taxes (note 9):
Current	196,863	223,064	176,632	1,470
Deferred	(18,424)	8,086	68,433	569

	178,439	231,150	245,065	2,039

Income before equity in income of affiliates	206,537	320,192	364,690	3,034

Equity in income of affiliates (note 5)	25,704	42,515	61,972	516

Net income	¥232,241	¥362,707	¥426,662	$3,550

	Yen			U.S. dollars (note 2)
	2001	2002	2003	2003
Basic net income per common share (note 1 (n))	¥238.34	¥372.23	¥439.43	$3.66

See accompanying notes to consolidated financial statements.

FINANCIAL SECTION—CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Honda Motor Co.,Ltd. and Subsidiaries

	Yen (millions)			U.S. dollars (millions) (note 2)
Years ended March 31, 2001, 2002 and 2003	2001	2002	2003	2003
Common stock:
Balance at beginning of year	¥86,067	¥86,067	¥86,067	$716

Balance at end of year	86,067	86,067	86,067	716

Capital surplus:
Balance at beginning of year	172,529	172,529	172,529	1,435

Balance at end of year	172,529	172,529	172,529	1,435

Legal reserves:
Balance at beginning of year	27,545	27,929	28,969	241
Transfer from retained earnings (note 10)	384	1,040	422	4

Balance at end of year	27,929	28,969	29,391	245

Retained earnings:
Balance at beginning of year	2,218,848	2,428,293	2,765,600	23,008
Net income for the year	232,241	362,707	426,662	3,550
Cash dividends (note 10)	(22,412)	(24,360)	(30,176)	(251)
Transfer to legal reserves (note 10)	(384)	(1,040)	(422)	(4)

Balance at end of year	2,428,293	2,765,600	3,161,664	26,303

Accumulated other comprehensive income (loss) (notes 6,9,11 and 13):
Balance at beginning of year	(574,616)	(484,527)	(479,175)	(3,986)
Other comprehensive income (loss) for the year,net of tax	90,089	5,352	(283,990)	(2,363)

Balance at end of year	(484,527)	(479,175)	(763,165)	(6,349)

Treasury stock:
Balance at beginning of year	—	—	(49)	(0)
Purchase of treasury stock	—	(49)	(56,717)	(472)

Balance at end of year	—	(49)	(56,766)	(472)

Total stockholders’ equity	¥2,230,291	¥2,573,941	¥2,629,720	$21,878

Disclosure of comprehensive income:
Net income for the year	¥232,241	¥362,707	¥426,662	$3,550
Other comprehensive income (loss) for the year,net of tax (notes 6,9,11 and 13)	90,089	5,352	(283,990)	(2,363)

Total comprehensive income for the year	¥322,330	¥368,059	¥142,672	$1,187

See accompanying notes to consolidated financial statements.

FINANCIAL SECTION—CONSOLIDATED STATEMENTS OF CASH FLOWS

CONSOLIDATED STATEMENTS OF CASH FLOWS

Honda Motor Co.,Ltd. and Subsidiaries

	Yen (millions)			U.S. dollars (millions) (note 2)
Years ended March 31, 2001, 2002 and 2003	2001	2002	2003	2003
Cash flows from operating activities (note 12):
Net income	¥232,241	¥362,707	¥426,662	$3,550
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	170,342	194,944	220,874	1,838
Deferred income taxes	(18,424)	8,086	68,433	569
Equity in income of affiliates	(25,704)	(42,515)	(61,972)	(516)
Provision for credit and lease residual losses on finance subsidiaries–receivables	15,584	22,139	39,377	327
Loss on derivative instruments and related others	—	21,740	36,983	308
Decrease (increase) in assets:
Trade accounts and notes receivable	(35,460)	5,539	(16,842)	(140)
Inventories	(8,372)	10,191	(146,574)	(1,219)
Other current assets	(843)	69,243	(104,583)	(870)
Other assets	18,508	(28,577)	(44,820)	(373)
Increase (decrease) in liabilities:
Trade accounts and notes payable	83,566	(14,101)	28,675	238
Accrued expenses	31,477	75,772	130,615	1,087
Income taxes payable	(15,180)	20,551	3,964	33
Other current liabilities	39,791	(41,717)	17,708	147
Other liabilities	19,176	59,762	30,412	253
Other,net	1,608	26,186	59,215	493

Net cash provided by operating activities	508,310	749,950	688,127	5,725

Cash flows from investing activities:
Decrease (increase) in investments and advances	(8,658)	476	20,737	173
Capital expenditures	(285,687)	(303,424)	(316,991)	(2,637)
Proceeds from sales of property, plant and equipment	19,218	7,416	16,438	137
Acquisitions of finance subsidiaries–receivables	(2,083,375)	(2,900,128)	(3,265,076)	(27,164)
Collections of finance subsidiaries–receivables	1,516,094	1,615,182	1,710,833	14,233
Proceeds from sales of finance subsidiaries –receivables	325,364	693,907	760,500	6,327

Net cash used in investing activities	(517,044)	(886,571)	(1,073,559)	(8,931)

Cash flows from financing activities:
Increase (decrease) in short-term debt	333,541	5,997	(47,959)	(399)
Proceeds from long-term debt	149,108	624,070	775,987	6,456
Repayment of long-term debt	(475,744)	(298,718)	(292,063)	(2,430)
Cash dividends paid (note 10)	(22,412)	(24,360)	(30,176)	(251)
Increase (decrease) in commercial paper classified as long-term debt	711	649	(2,131)	(18)
Payment for purchase of treasury stock	—	—	(56,717)	(472)

Net cash provided by (used in) financing activities	(14,796)	307,638	346,941	2,886

Effect of exchange rate changes on cash and cash equivalents	10,462	20,905	(23,546)	(196)

Net change in cash and cash equivalents	(13,068)	191,922	(62,037)	(516)
Cash and cash equivalents at beginning of year	430,587	417,519	609,441	5,070

Cash and cash equivalents at end of year	¥417,519	¥609,441	¥547,404	$4,554

See accompanying notes to consolidated financial statements.

FINANCIAL SECTION—NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Honda Motor Co.,Ltd.and Subsidiaries

1. General and Summary of Significant Accounting Policies

(a) Description of Business

Honda Motor Co., Ltd. (the “Company”) and its subsidiaries (collectively “Honda”) develop, manufacture, distribute and provide financing for the sale of its motorcycles, automobiles and power products. Honda’s manufacturing operations are principally conducted in 25 separate factories, 5 of which are located in Japan. Principal overseas manufacturing facilities are located in the United States of America, Canada, the United Kingdom, France, Italy, Spain, India, Pakistan, the Philippines, Thailand, Vietnam, Brazil and Mexico.

Net sales and other operating revenue by category of activity for the year ended March 31, 2003 were derived from: motorcycle business 12.3%, automobile business 80.8%, financial services 3.0%, and other businesses 3.9%. Operating income by category of activity for the year ended March 31, 2003 was derived from: motorcycle business 8.5%, automobile business 81.2%, financial services 9.0%, and other businesses 1.3%. The total assets at March 31, 2003 were attributable to: motorcycle business 10.4%, automobile business 47.2%, financial services 45.6%, other businesses 3.1%, and corporate assets (net of company-wide accounts eliminated in consolidation) (6.3%).

Honda sells motorcycles, automobiles and power products in most countries in the world. For the year ended March 31, 2003, 75.2% of net sales and other operating revenue (¥5,995,981 million; $49,883 million) was derived from subsidiaries operating outside Japan (2002: ¥5,274,673 million, 2001: ¥4,512,845 million). Net sales and other operating revenue for the year ended March 31, 2003 was geographically broken down based on the location of customers as follows: Japan 21.9%, North America 57.3%, Europe 8.3%, and others 12.5%. For the year ended March 31, 2003, 68.7% of operating income (¥473,913 million; $3,943 million) was generated from foreign subsidiaries, disregarding the effect of elimination of unrealized profits between domestic operations and foreign operations (2002: ¥407,768 million, 2001: ¥256,933 million). Also, 67.6% of Honda’s assets at March 31, 2003 (¥5,190,627 million; $43,183 million) was identified with foreign operations (2002: ¥4,569,098 million).

(b) Basis of Presenting Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries generally maintain their books of account in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with accounting principles generally accepted in the United States of America.

(c) Consolidation Policy

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Investments in 20% to 50% owned affiliates in which the Company has the ability to exercise significant influence over their operating and financial policies are stated at their underlying equity value.

Minority interests in net assets and income are not significant and, accordingly, are not presented separately in the accompanying consolidated balance sheets and statements of income.

(d) Use of Estimates

Management of Honda has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Significant items subject to such estimates and assumptions include allowance for credit losses, allowance for losses on lease residual values, valuation allowance for inventories and deferred tax assets, impairment of long-lived assets, product warranty, and assets and obligations related to employee benefits. Actual results could differ from those estimates.

(e) Revenue Recognition

Sales of manufactured products are recognized when persuasive evidence of an arrangement exists, delivery has occurred, title and risk of loss have passed to the customers, the sales price is fixed or determinable, and collectibility is probable. Revenues are recognized net of discounts, cash sales incentives and rebates granted.

Interest income from finance receivables is recognized using the interest method. Finance receivable origination fees and certain direct origination costs are deferred, and the net fee or cost is recognized using the interest method over the contractual life of the finance receivables.

FINANCIAL SECTION—NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Finance subsidiaries of the Company periodically sell finance receivables. Gain or loss is recognized equal to the difference between the cash proceeds received and the carrying value of the receivables sold and is recorded in the period in which the sale occurs. Honda allocates the recorded investment in finance receivables between the portion (s) of the receivables sold and portion (s) retained based on the relative fair values of those portions on the date the receivables are sold. Honda recognizes gains or losses attributable to the change in the fair value of the retained interests, which are recorded at estimated fair value and accounted for as “trading” securities. Honda determines the value of the retained interests by discounting the future cash flows. Those cash flows are net of estimated credit losses and are discounted at a rate which Honda believes is commensurate with the risks involved. A servicing asset or liability is amortized in proportion to and over the period of estimated net servicing income. Servicing assets and servicing liabilities at March 31, 2002 and 2003 were not significant.

(f) Cash Equivalents

Honda considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

(g) Inventories

Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

(h) Investments in Securities

Honda classifies its debt and equity securities in one of three categories: available-for-sale, trading, or held-to-maturity. Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost. Debt and equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other debt and equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets. Honda did not hold any “trading” securities at March 31, 2002 and 2003, except for retained interests in the sold pools of finance receivables, which are accounted for as “trading” securities and included in finance receivables. Honda did not hold any “held-to-maturity” securities at March 31, 2002 and 2003.

(i) Goodwill

On April 1, 2002, Honda adopted Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Intangible Assets” and ceased amortizing its goodwill at that time. Prior to adopting SFAS No. 142, Honda amortized goodwill on a straight-line basis over the expected periods to be benefited, generally five years. The adoption of SFAS No. 142 did not have a material effect on Honda’s consolidated financial position and results of operations. Honda completed its transitional impairment test of goodwill effective April 1, 2002 and its annual test effective March 31, 2003 as prescribed by SFAS No. 142 and concluded no impairment needed to be recognized. The carrying amount of goodwill at March 31, 2002 and 2003 was ¥9,054 million and ¥15,566 million ($130 million), respectively.

Net income exclusive of goodwill amortization expense recognized under previous accounting standards on a after-tax basis in the three-year period ended March 31, 2003 is as follows:

	Yen (millions)			U.S. dollars (millions) (note 2)
	2001	2002	2003	2003
Reported net income	¥232,241	¥362,707	¥426,662	$3,550
Add back: Goodwill amortization	2,335	2,056	—	—

Adjusted net income	¥234,576	¥364,763	¥426,662	$3,550

	Yen			U.S. dollars (note 2)
Basic net income per common share
Reported net income	¥238.34	¥372.23	¥439.43	$3.66
Goodwill amortization	2.40	2.11	—	—

Adjusted net income	¥240.74	¥374.34	¥439.43	$3.66

(j) Depreciation

Depreciation of property, plant and equipment is calculated principally by the declining-balance method based on estimated useful lives of the respective assets.

The estimated useful lives used in computing depreciation of property, plant and equipment are as follows:

Asset	Life
Buildings	Up to 50 years
Machinery and equipment	2 to 20 years

FINANCIAL SECTION—NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(k) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which retains the fundamental provisions in SFAS No.121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”, for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No.121. Honda adopted the provisions of SFAS No.144 on April 1, 2002. The adoption of SFAS No.144 did not have a material effect on Honda’s consolidated financial position and results of operations.

Honda’s long-lived assets and certain identifiable intangibles having finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less costs to sell.

(l) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

(m) Product-Related Expenses

Advertising and sales promotion costs are expensed as incurred. Advertising expenses for each of the years in the three-year period ended March 31, 2003 were ¥197,593 million, ¥213,836 million and ¥234,670 million ($1,952 million), respectively. Provisions for estimated costs related to product warranty are made at the time of sale. Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Included in warranty expenses accruals are costs for general warranties on vehicles Honda sells, product recalls and service actions outside the general warranties.

(n) Basic Net Income per Common Share

Basic net income per common share has been computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during each year. The weighted average number of common shares outstanding for the years ended March 31, 2001, 2002 and 2003 was 974,414,215, 974,408,513 and 970,952,677, respectively. There were no potentially dilutive shares outstanding for the years ended March 31, 2001, 2002 and 2003.

(o) Foreign Currency Translation

Foreign currency financial statement amounts are translated into Japanese yen on the basis of the year-end rate for all assets and liabilities and the weighted average rate for the year for all income and expense amounts. Translation adjustments resulting therefrom are included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets.

Foreign currency transaction gains (losses) included in other income (expenses) – other for each of the years in the three-year period ended March 31, 2003 are as follows:

Yen (millions)			U.S. dollars (millions) (note 2)
2001	2002	2003	2003
¥(8,195)	¥(46,678)	¥520	$4

(p) Derivative Financial Instruments

The Company and certain of its subsidiaries have entered into foreign exchange agreements and interest rate agreements to manage currency and interest rate exposures. These instruments include foreign currency forward contracts, currency swap agreements, currency option contracts and interest rate swap agreements. Prior to the adoption of Statement of Financial Accounting Standards (SFAS) No.133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No.138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No.133”on April 1, 2001, gains and losses on foreign exchange instruments that qualify for hedge accounting treatment were recognized in the same period in which gains or losses from the transaction being hedged were recognized. The differential paid or received on interest rate swap agreements was recognized over the life of the agreement as an adjustment to interest expense. In the event of an early termination of the hedge, any deferred gain or loss on the hedging instrument was deferred until the hedged item was realized. Derivative financial instruments that did not meet the criteria for hedge accounting were marked to market.

FINANCIAL SECTION—NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Financial Accounting Standards Board issued SFAS No.133 in June 1998 and SFAS No.138 in June 2000. Both standards establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss), depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges is immediately recognized in earnings.

Honda adopted SFAS No.133 and SFAS No.138 on April 1, 2001. The cumulative effect adjustment upon the adoption of SFAS No.133 and SFAS No.138, net of the related income tax effect, resulted in a decrease to net income of ¥89 million and a decrease to other comprehensive income of ¥5,998 million. Due to the immateriality of the amount, the cumulative effect adjustment to net income of ¥89 million and the cumulative effect adjustment to other comprehensive income of ¥5,998 million were recognized in other expenses in the consolidated statements of income for the year ended March 31, 2002. The adoption of SFAS No.133 and SFAS No.138 has not altered Honda’s hedging strategies. However, all derivatives are now recognized as either assets or liabilities in the consolidated balance sheets and measured at fair value. In addition, because Honda has not elected to apply hedge accounting subsequent to the adoption of SFAS No.133 and SFAS No.138, changes in the fair value of its derivative instruments are recognized in earnings in the period of the change. The amount recognized in earnings (included in other expenses–other) during the year ended March 31, 2002 and 2003, excluding the cumulative effect adjustment, was ¥14,039 million and ¥19,910 million ($166 million), respectively.

(q) Shipping and Handling Costs

Shipping and handling costs included in selling, general and administrative expenses for each of the years in the three-year period ended March 31, 2003 are as follows:

Yen (millions)			U.S. dollars (millions) (note 2)
2001	2002	2003	2003
¥131,053	¥134,358	¥144,791	$1,205

(r) New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No.143, “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. SFAS No.143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, Honda will recognize a gain or loss on settlement. Honda adopted the provisions of SFAS No.143 for the fiscal year beginning April 1, 2003. The adoption of SFAS No.143 did not have a material effect on Honda’s consolidated financial position and results of operations.

In June 2002, the Financial Accounting Standards Board issued SFAS No.146, “Accounting for Costs Associated with Exit or Disposal Activities”. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No.94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exist an Activity (including Certain Costs Incurred in a Restructuring).” This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under this Statement, a liability is incurred when the definition of a liability under FASB Concepts Statement 6 is met. This Statement also requires that a liability for a cost associated with an exit or disposal activity be measured at fair value. The fair value of a liability is the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced or liquidation transaction. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31,2002. The adoption of SFAS No.146 did not have a material effect on Honda’s consolidated financial position and results of operations.

In November 2002, the Financial Accounting Standards Board issued Interpretation No.45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No.5, 57 and 107 and a rescission of FASB Interpretation No.34.”

FINANCIAL SECTION—NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

This Interpretation elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under guarantees issued. This Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. The Interpretation has not had a material effect on Honda’s consolidated financial position and results of operations.

In January 2003, the Financial Accounting Standards Board issued Interpretation No.46, “Consolidation of Variable Interest Entities, an interpretation of ARB No.51.” This interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the interpretation. This interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The Company will apply the interpretation to variable interest entities created before February 1, 2003 by September 30, 2003. Although the impact of this Interpretation is still being assessed and there is a possibility that variable interests entities may require consolidation, the effect on Honda’s consolidated financial statements is expected to be immaterial.

In January 2003, the Emerging Issues Task Force reached a final consensus on Issue No.03-2 “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” (“EITF 03-2”). EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an Employees’ Pension Fund (“EPF”) plan, which is a defined benefit pension plan established under the Welfare Pension Insurance Law. EITF 03-2 requires employers to account for the separation process of the substitutional portion from the entire EPF plan (which includes a corporation portion) upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets. The separation process is considered the culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the fair value of the obligation and the assets required to be transferred to the government should be accounted for and separately disclosed as a subsidy. The Company has not decided whether it will transfer the substitutional portion to the government. Accordingly, the effect on Honda’s consolidated financial statements, if any, cannot be determined until a decision is made and the substitutional portion of the benefit obligation and plan assets are transferred to the government.

(s) Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the year ended March 31, 2003.

2. Basis of Translating Financial Statements

The consolidated financial statements are expressed in Japanese yen. However, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended March 31, 2003 have been translated into United States dollars at the rate of ¥120.20 = U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market on March 31, 2003. This translation should not be construed as a representation that all the amounts shown could be converted into U.S. dollars.

3. Finance Subsidiaries-Receivables and Securitizations

Finance subsidiaries-receivables represent finance receivables generated by finance subsidiaries. Finance receivables include wholesale financing to dealers and retail financing and direct financing leases to consumers.

The allowance for credit losses is maintained at an amount management deems adequate to cover estimated losses on finance receivables. The allowance is based on management’s evaluation of many factors, including current economic trends, industry experience, inherent risks in the portfolio and the borrower’s ability to pay.

Finance subsidiaries of the Company purchase insurance to cover a substantial amount of the estimated residual value of vehicles leased to customers. The allowance for losses on lease residual values is maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The allowance is also based on management’s evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

FINANCIAL SECTION—NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Finance subsidiaries-receivables, net, consisted of the following at March 31, 2002 and 2003:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2002	2003	2003
Direct financing leases	¥1,410,324	¥1,701,447	$14,155
Retail	1,230,479	1,550,787	12,902
Wholesale	236,396	241,039	2,005
Term loans to dealers	22,288	28,001	233

Total finance receivables	2,899,487	3,521,274	29,295
Retained interests in the sold pools of finance receivables	106,879	67,024	558

	3,006,366	3,588,298	29,853

Less:
Allowance for credit losses	12,965	18,628	155
Allowance for losses on lease residual values	12,560	22,355	186
Unearned interest income and fees	176,893	219,754	1,829

Finance subsidiaries–receivables,net	2,803,948	3,327,561	27,683
Less current portion	995,087	1,097,541	9,131

Noncurrent finance subsidiaries–receivables, net	¥1,808,861	¥2,230,020	$18,552

The following schedule shows the contractual maturities of finance receivables for each of the five years following March 31, 2003 and thereafter:

Years ending March 31	Yen (millions)	U.S. dollars (millions) (note 2)
2004	¥1,159,632	$9,647

2005	898,442	7,475
2006	746,945	6,214
2007	545,013	4,534
2008	149,464	1,244
After five years	21,778	181

	2,361,642	19,648

Total	¥3,521,274	$29,295

Net sales and other operating revenue and cost of sales include finance income and related cost of finance subsidiaries for each of the years in the three-year period ended March 31, 2003 as follows:

	Yen (millions)			U.S. dollars (millions) (note 2)
	2001	2002	2003	2003
Finance income	¥176,074	¥209,315	¥240,995	$2,005
Finance cost	89,896	93,868	88,495	736

Finance subsidiaries of the Company periodically sell finance receivables. Pre-tax net gains or losses on such sales for each of the years in the three-year period ended March 31, 2003, which are included in finance income in the table above, are ¥3,170 million net gains, ¥13,060 million net gains and ¥10,144 million ($84 million) net gains, respectively.

FINANCIAL SECTION—NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Key economic assumptions used in initially estimating the fair values at the date of the securitizations during each of the years in the three-year period ended March 31, 2003 are as follows:

	2001	2002	2003
Weighted average life (years)	2.92 to 3.75	2.40 to 3.92	3.84 to 4.24
Prepayment speed	0.85% to 2.55%	0.75% to 1.30%	1.00% to 1.50%
Expected credit losses	0.00% to 0.35%	0.20% to 0.35%	0.21% to 0.35%
Residual cash flows discount rate	1.73% to 12.00%	5.96% to 12.00%	6.67% to 12.00%

At March 31, 2003, the significant assumptions used in estimating the retained interests in the sold pools of finance receivables are as follows:

Assumption (%)
Retail receivables:
Prepayment speed	1.39
Expected credit losses	0.31
Residual cash flows discount rate	9.71

Lease receivables:
Prepayment speed	0.83
Expected credit losses	0.20
Residual cash flows discount rate	3.18

The sensitivity of the current fair value to immediate 10% and 20% adverse changes from expected levels for each significant assumption above mentioned were immaterial.

The outstanding balance of securitized financial assets at March 31, 2003 is summarized as follows:

	Yen (millions)	U.S. dollars (millions) (note 2)
	2003	2003
Receivables sold:
Retail	¥957,854	$7,969
Direct financing leases	27,044	225

Total receivables sold	¥984,898	$8,194

4. Inventories

Inventories at March 31, 2002 and 2003 are summarized as follows:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2002	2003	2003
Finished goods	¥408,703	¥504,548	$4,198
Work in process	21,521	23,728	197
Raw materials	214,058	223,704	1,861

	¥644,282	¥751,980	$6,256

FINANCIAL SECTION—NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Investments and Advances–Affiliates

Certain financial information in respect of affiliates accounted for on the equity method at March 31, 2002 and 2003, and for each of the years in the three-year period ended March 31, 2003 is shown below:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2002	2003	2003
Current assets	¥654,709	¥693,288	$5,768
Other assets, principally property, plant and equipment	726,335	739,974	6,156

	1,381,044	1,433,262	11,924
Current liabilities	545,093	543,836	4,525
Other liabilities	144,718	136,951	1,139

Net assets	¥691,233	¥752,475	$6,260

	Yen (millions)			U.S. dollars (millions) (note 2)
	2001	2002	2003	2003
Net sales	¥2,011,217	¥2,299,994	¥2,527,293	$21,026
Net income	60,894	103,632	153,422	1,276
Cash dividends received by Honda during the year	6,264	11,580	26,741	222

Sales to affiliates by the Company and its subsidiaries and sales among such affiliates are made on the same basis as sales to unaffiliated parties.

Honda’s equity in undistributed income of affiliates at March 31, 2002 and 2003 included in retained earnings was ¥129,444 million and ¥166,907 million ($1,389 million), respectively.

Trade receivables and trade payables include the following balances with affiliates at March 31, 2002 and 2003, and purchases and sales include the following transactions with affiliates for each of the years in the three-year period ended March 31, 2003:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2002	2003	2003
Trade receivables from	¥15,895	¥24,085	$200
Trade payables to	95,600	90,035	749

	Yen (millions)			U.S. dollars (millions) (note 2)
	2001	2002	2003	2003
Purchases from	¥529,317	¥536,404	¥555,257	$4,619
Sales to	101,743	131,389	107,985	898

FINANCIAL SECTION—NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Investments and Advances–Other

Investments and advances-other at March 31, 2002 and 2003 consisted of the following:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2002	2003	2003
Marketable equity securities	¥79,804	¥66,841	$556
Nonmarketable preferred stocks	14,200	16,200	135
Guaranty deposits	30,679	32,162	268
Life insurance contracts	4,524	4,385	36
Advances	2,503	1,786	15
Other	13,826	18,844	157

	¥145,536	¥140,218	$1,167

Certain information with respect to available-for-sale securities, all of which are marketable equity securities at March 31, 2002 and 2003, is summarized below:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2002	2003	2003
Cost	¥56,884	¥34,063	$283
Fair value	79,804	66,841	556
Gross unrealized gains	36,637	34,207	285
Gross unrealized losses	¥13,717	¥1,429	$12

Realized gains and losses from available-for-sale securities for each of the years in the three-year period ended March 31, 2003, were ¥4,298 million net gains, ¥11,356 million net losses and ¥21,797 million ($181 million) net losses, respectively.

7. Short-Term and Long-Term Debt

Short-term debt at March 31, 2002 and 2003 is as follows:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2002	2003	2003
Short-term bank loans	¥313,635	¥220,499	$1,834
Medium-term notes	391,756	325,737	2,710
Commercial paper	329,678	331,718	2,760

	¥1,035,069	¥877,954	$7,304

The weighted average interest rates on short-term debt outstanding at March 31, 2002 and 2003 were 3.78% and 1.99%, respectively.

FINANCIAL SECTION—NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Long-term debt at March 31, 2002 and 2003 is as follows:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2002	2003	2003
Honda Motor Co., Ltd.:
Loans, maturing 2002 - 2027:
Unsecured, principally from banks	¥314	¥278	$2

	314	278	2

Subsidiaries:
Commercial paper	223,194	210,350	1,750
Loans, maturing 2002 -2024:
Secured, principally from banks	5,832	22,059	184
Unsecured, principally from banks	76,279	59,597	496
1.31% Japanese yen unsecured bond due 2005	30,000	30,000	250
0.69% Japanese yen unsecured bond due 2006	60,000	60,000	499
0.81% Japanese yen unsecured bond due 2006	1,000	1,000	8
0.47% Japanese yen unsecured bond due 2007	—	50,000	416
Medium-term notes, maturing 2002 - 2010	628,335	1,011,367	8,414
Less unamortized discount, net	326	127	1

	1,024,314	1,444,246	12,016

Total long-term debt	1,024,628	1,444,524	12,018
Less current portion	308,014	304,342	2,532

	¥716,614	¥1,140,182	$9,486

The loans maturing 2002-2027 and 2002-2024 are either secured by property, plant and equipment or subject to collateralization upon request, and their interest rates range from 0.70% to 27.61% per annum at March 31, 2003 and the weighted average interest rate on total outstanding loans at March 31, 2003 is 3.23%. Property, plant and equipment with a net book value of approximately ¥11,477 million and ¥12,240 million ($102 million) at March 31, 2002 and 2003, respectively, were subject to specific mortgages securing indebtedness.

At March 31, 2002 and 2003, ¥223,194 million and ¥210,350 million ($1,750 million), respectively, of commercial paper borrowings were classified as long-term, as it is the respective finance subsidiary’s intention to refinance them on a long-term basis and it has established the necessary credit facilities to do so. The weighted average interest rate on commercial paper at March 31, 2002 and 2003 was approximately 3.26% and 1.88%, respectively.

Medium-term notes are unsecured, and their interest rates range from 0.05% to 2.50% at March 31, 2002 and from 1.23% to 3.43% at March 31, 2003.

The following schedule shows the maturities of long-term debt for each of the five years following March 31, 2003 and thereafter:

Years ending March 31	Yen (millions)	U.S. dollars (millions) (note 2)
2004	¥304,342	$2,532

2005	745,085	6,199
2006	210,512	1,751
2007	88,051	733
2008	91,642	762
After five years	4,892	41

	1,140,182	9,486

Total	¥1,444,524	$12,018

FINANCIAL SECTION—NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company and certain of its subsidiaries have entered into currency swap and interest rate swap agreements for hedging currency and interest rate exposures resulting from the issuance of long-term debt. Fair value of contracts related to currency swap and interest rate swap are included in other assets/liabilities and/or other current assets/liabilities in the consolidated balance sheets, as appropriate (see note 14). Unless a right of set–off exists, the offsetting of assets and liabilities is not made in the consolidated balance sheets.

At March 31, 2003, Honda had unused line of credit facilities amounting to ¥830,251 million ($6,907 million), of which ¥363,420 million ($3,023 million) related to commercial paper programs and ¥466,831 million ($3,884 million) related to medium-term notes programs. Honda is authorized to obtain financing at prevailing interest rates under these programs.

At March 31, 2003, Honda also had committed lines of credit amounting to ¥696,297 million ($5,793 million), none of which was in use. The committed lines are used to back up the commercial paper programs. Borrowings under those committed lines of credit generally are available at the prime interest rate.

As is customary in Japan, both short-term and long-term bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank. Certain debenture trust agreements provide that Honda must give additional security upon request of the trustee.

8. Other Liabilities

Other liabilities at March 31, 2002 and 2003 are summarized as follows:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2002	2003	2003
Allowance for product warranty	¥115,789	¥130,307	$1,084
Minority interest	35,978	52,546	437
Additional minimum pension liabilities (note 11)	354,772	555,206	4,619
Deferred income taxes	1,561	8,740	73
Other	32,081	42,200	351

	¥540,181	¥788,999	$6,564

9. Income Taxes

Total income taxes for each of the years in the three-year period ended March 31, 2003 were allocated as follows:

	Yen (millions)			U.S. dollars (millions) (note 2)
	2001	2002	2003	2003
Income	¥178,439	¥231,150	¥245,065	$2,039
Stockholders’ equity—Accumulated other comprehensive income (loss) (note 13)	46,950	(80,772)	(85,643)	(713)

	¥225,389	¥150,378	¥159,422	$1,326

FINANCIAL SECTION—NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income before income taxes and equity in income of affiliates by domestic and foreign source and income tax expense (benefit) for each of the years in the three-year period ended March 31, 2003 consisted of the following:

	Yen (millions)
	Income before income taxes	Income taxes
		Current	Deferred	Total
2001:
Japanese	¥133,166	¥65,444	¥(3,008)	¥62,436
Foreign	251,810	131,419	(15,416)	116,003

	¥384,976	¥196,863	¥(18,424)	¥178,439

2002:
Japanese	¥161,330	¥92,672	¥(19,970)	¥72,702
Foreign	390,012	130,392	28,056	158,448

	¥551,342	¥223,064	¥8,086	¥231,150

2003:
Japanese	¥176,515	¥114,809	¥(33,664)	¥81,145
Foreign	433,240	61,823	102,097	163,920

	¥609,755	¥176,632	¥68,433	¥245,065

	U.S. dollars (millions) (note 2)
	Income before income taxes	Income taxes
		Current	Deferred	Total
2003:
Japanese	$1,469	$955	$(280)	$675
Foreign	3,604	515	849	1,364

	$5,073	$1,470	$569	$2,039

The significant components of deferred income tax expense (benefit) for each of the years in the three-year period ended March 31, 2003 are as follows:

	Yen (millions)			U.S. dollars (millions) (note 2)
	2001	2002	2003	2003
Deferred tax expense (exclusive of the effects of the other components listed below)	¥(16,803)	¥8,375	¥73,783	$614
Adjustments to deferred tax assets and liabilities for enacted changes in tax laws and rates	—	—	(2,298)	(19)
Decrease in beginning-of-the-year balance of the valuation allowance for deferred tax assets	(1,621)	(289)	(3,052)	(26)

	¥(18,424)	¥8,086	¥68,433	$569

The Company is subject to a national corporate tax of 30%, an inhabitant tax of between 5.19% and 6.21% and a deductible business tax between 9.60% and 10.08%, which in the aggregate resulted in a statutory income tax rate of approximately 41% for each of the years in the three-year period ended March 31, 2003. On March 24, 2003, the Japanese Diet approved the Amendments to Local Tax Law, which reduce standard business tax rates from 9.60% to 7.68% as well as additionally levying business tax based on corporate size. It will be effective for fiscal years beginning on or after April 1, 2004. Consequently, the statutory income tax rate will be lowered to approximately 40% for deferred tax assets and liabilities expected to be settled or realized on or after April 1, 2004. The foreign subsidiaries are subject to taxes based on income at rates ranging from 25% to 41%.

FINANCIAL SECTION—NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The effective tax rate for Honda for each of the years in the three-year period ended March 31, 2003 differs from the Japanese statutory income tax rate for the following reasons:

	2001	2002	2003
Statutory income tax rate	41.0%	41.0%	41.0%
Valuation allowance provided for current year operating losses of subsidiaries	5.2	2.9	0.8
Difference in statutory tax rates of foreign subsidiaries	(1.0)	(1.0)	(2.1)
Reversal of valuation allowance due to utilization of operating loss carryforwards	(0.1)	(0.2)	(0.6)
Adjustment to deferred tax assets and liabilities for enacted changes in tax laws and rates	—	—	(0.4)
Other	1.3	(0.8)	1.5

Effective tax rate	46.4%	41.9%	40.2%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2002 and 2003 are presented below:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2002	2003	2003
Deferred tax assets:
Inventory valuation	¥63,190	¥63,142	$525
Allowance for dealers and customers	104,624	109,500	911
Foreign tax credit	33,905	32,735	272
Operating loss carryforwards	68,440	73,839	614
Minimum pension liabilities adjustment	145,456	221,481	1,843
Other accrued pension liabilities	66,045	78,544	654
Other	119,805	129,502	1,077

Total gross deferred tax assets	601,465	708,743	5,896
Less valuation allowance	61,129	65,040	541

Net deferred tax assets	540,336	643,703	5,355

Deferred tax liabilities:
Inventory valuation	(10,757)	(12,191)	(101)
Depreciation and amortization, excluding lease transactions	(23,639)	(35,590)	(296)
Lease transactions	(149,859)	(231,557)	(1,926)
Undistributed earnings of subsidiaries and affiliates	(52,857)	(43,493)	(362)
Net unrealized gains on marketable equity securities	(9,396)	(13,111)	(109)
Other	(24,894)	(21,617)	(180)

Total gross deferred tax liabilities	(271,402)	(357,559)	(2,974)

Net deferred tax asset	¥268,934	¥286,144	$2,381

Deferred income taxes at March 31, 2002 and 2003 are reflected in the consolidated balance sheets under the following captions:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2002	2003	2003
Current assets—Deferred income taxes	¥182,788	¥202,376	$1,684
Other assets	154,344	224,105	1,865
Other current liabilities	(66,637)	(131,597)	(1,095)
Other liabilities	(1,561)	(8,740)	(73)

Net deferred tax asset	¥268,934	¥286,144	$2,381

FINANCIAL SECTION—NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The valuation allowance for deferred tax assets at March 31, 2001 was ¥46,225 million. The net change in the total valuation allowance for the years ended March 31, 2002 and 2003 was an increase of ¥14,904 million and ¥3,911 million ($33 million), respectively.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that Honda will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2002 and 2003.

At March 31, 2003, certain of the Company’s subsidiaries have operating loss carryforwards for income tax purposes of ¥190,177 million ($1,582 million), which are available to offset future taxable income, if any. Periods available to offset future taxable income vary in each tax jurisdiction and range from one year to an indefinite period as follows:

	Yen (millions)	U.S. dollars (millions) (note 2)
Within 1 year	¥457	$4
1 to 5 years	19,317	160
5 to 15 years	25,590	213
Indefinite periods	144,813	1,205

	¥190,177	$1,582

At March 31, 2002 and 2003, Honda did not recognize deferred tax liabilities of ¥16,786 million and ¥16,710 million ($139 million), respectively, for certain portions of the undistributed earnings of the Company’s foreign subsidiaries because such portions were permanently reinvested. At March 31, 2002 and 2003, the undistributed earnings not subject to deferred tax liabilities were ¥686,434 million and ¥725,263 million ($6,034 million), respectively.

10. Dividends and Legal Reserves

The Japanese Commercial Code provides that earnings in an amount equal to at least 10% of appropriations of retained earnings that are paid in cash shall be appropriated as a legal reserve until an aggregated amount of capital surplus and the legal reserve equals 25% of stated capital. Certain foreign subsidiaries are also required to appropriate their earnings to legal reserves under the laws of the respective countries.

Cash dividends and appropriations to the legal reserves charged to retained earnings during the years in the three-year period ended March 31, 2003 represent dividends paid out during those years and the related appropriations to the legal reserves. Cash dividends per share for each of the years in the three-year period ended March 31, 2003 were ¥23, ¥25 and ¥31 ($0.26), respectively. The accompanying consolidated financial statements do not include any provision for the dividend of ¥16 ($0.13) per share aggregating ¥15,386 million ($128 million) determined by the Company’s board of directors in April 2003 subject to approval by shareholders in June 2003.

11. Pension and Other Postretirement Benefits

The Company and its subsidiaries have various pension plans covering substantially all of their employees in Japan and in certain foreign countries. Benefits under the plans are primarily based on the combination of years of service and compensation. The funding policy is to make periodic contributions as required by applicable regulations. Plan assets consist primarily of listed equity securities and bonds.

Retirement benefits for directors, excluding certain benefits, are provided in accordance with management policy. There are occasions where officers other than directors receive special lump-sum payments at retirement. Such payments are charged to income as paid since amounts vary with circumstances and it is impractical to compute a liability for future payments.

FINANCIAL SECTION—NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliations of beginning and ending balances of the pension benefit obligations and the fair value of the plan assets are as follows:

	Yen (millions)
	Japanese plans		Foreign plans
	2002	2003	2002	2003
Change in benefit obligations:
Benefit obligations at beginning of year	¥(1,174,669)	¥(1,365,694)	¥(117,255)	¥(161,172)
Service cost	(39,506)	(44,733)	(10,434)	(12,663)
Interest cost	(35,240)	(34,142)	(9,149)	(10,944)
Plan participants’ contributions	(6,212)	(6,669)	(612)	(684)
Actuarial gain (loss)	(131,523)	(136,938)	(14,235)	(14,128)
Benefits paid	21,456	29,205	1,310	1,523
Amendment	—	21,916	(143)	(30)
Foreign exchange translation	—	—	(10,654)	12,453

Benefit obligations at end of year	(1,365,694)	(1,537,055)	(161,172)	(185,645)

Change in plan assets:
Fair value of plan assets at beginning of year	698,726	692,926	131,069	146,063
Actual return on plan assets	(35,919)	(89,316)	(7,592)	(19,816)
Employer contributions	45,363	44,166	13,377	26,447
Plan participants’ contributions	6,212	6,669	612	684
Benefits paid	(21,456)	(29,205)	(1,310)	(1,523)
Foreign exchange translation	—	—	9,907	(11,373)

Fair value of plan assets at end of year	692,926	625,240	146,063	140,482

Funded status	(672,768)	(911,815)	(15,109)	(45,163)

Unrecognized actuarial loss	577,375	801,885	16,464	60,725
Unrecognized net transition obligations	8,831	7,796	551	454
Unrecognized prior service cost (benefit)	(74,469)	(89,438)	5,653	4,824

Net amount recognized	(161,031)	(191,572)	7,559	20,840

Adjustments to recognize additional minimum liabilities (note 8):
Amount included in accumulated other comprehensive income (loss)	(354,772)	(549,236)	—	(5,970)

Prepaid (accrued) pension cost recognized in the consolidated balance sheets	¥(515,803)	¥(740,808)	¥7,559	¥14,870

Pension plans with accumulated benefit obligations in excess of plan assets:
Projected benefit obligations	¥(1,361,801)	¥(1,537,055)	¥(19,620)	¥(72,844)
Accumulated benefit obligations	(1,205,883)	(1,366,048)	(17,322)	(56,673)
Fair value of plan assets	689,933	625,240	15,065	42,723

FINANCIAL SECTION—NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	U.S. dollars (millions) (note 2)
	Japanese plans	Foreign plans
	2003	2003
Change in benefit obligations:
Benefit obligations at beginning of year	$(11,362)	$(1,341)
Service cost	(372)	(106)
Interest cost	(284)	(91)
Plan participants’ contributions	(55)	(6)
Actuarial gain (loss)	(1,140)	(117)
Benefits paid	243	13
Amendment	182	(0)
Foreign exchange translation	—	104

Benefit obligations at end of year	(12,788)	(1,544)

Change in plan assets:
Fair value of plan assets at beginning of year	5,765	1,215
Actual return on plan assets	(743)	(165)
Employer contributions	368	220
Plan participants’ contributions	55	6
Benefits paid	(243)	(13)
Foreign exchange translation	—	(94)

Fair value of plan assets at end of year	5,202	1,169

Funded status	(7,586)	(375)

Unrecognized actuarial loss	6,671	505
Unrecognized net transition obligations	65	4
Unrecognized prior service cost (benefit)	(744)	40

Net amount recognized	(1,594)	174

Adjustments to recognize additional minimum liabilities (note 8):
Amount included in accumulated other comprehensive income (loss)	(4,569)	(50)

Prepaid (accrued) pension cost recognized in the consolidated balance sheets	$(6,163)	$124

Pension plans with accumulated benefit obligations in excess of plan assets:
Projected benefit obligations	$(12,788)	$(606)
Accumulated benefit obligations	(11,365)	(471)
Fair value of plan assets	5,202	355

FINANCIAL SECTION—NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pension expense for each of the years in the three-year period ended March 31, 2003 included the following:

	Yen (millions)			U.S. dollars (millions) (note 2)
	2001	2002	2003	2003
Japanese plans:
Service cost-benefits earned during the year	¥44,311	¥39,506	¥44,733	$372
Interest cost on projected benefit obligations	37,213	35,240	34,142	284
Expected return on plan assets	(27,808)	(30,083)	(31,711)	(264)
Net amortization and deferral	11,171	13,349	23,223	194

	¥64,887	¥58,012	¥70,387	$586

Foreign plans:
Service cost-benefits earned during the year	¥9,034	¥10,434	¥12,663	$106
Interest cost on projected benefit obligations	7,293	9,149	10,944	91
Expected return on plan assets	(6,410)	(9,739)	(9,593)	(80)
Net amortization and deferral	(1,898)	(978)	(1,781)	(15)

	¥8,019	¥8,866	¥12,233	$102

The assumptions used in computing the information above are as follows:

	2001	2002	2003
Japanese plans:
At March 31:
Discount rate	3.0%	2.5%	2.0%
Rate of salary increase	2.8%	2.5%	2.3%
Year ended March 31:
Expected long-term rate of return	4.0%	4.0%	4.0%

Foreign plans:
At March 31:
Discount rate	5.5 – 8.0%	5.5 – 7.5%	5.5 – 7.0%
Rate of salary increase	4.0 – 6.0%	4.0 – 6.0%	4.0 – 6.7%
Year ended March 31:
Expected long-term rate of return	6.5 – 9.0%	6.5 – 9.0%	6.8 – 8.5%

Certain of the Company’s subsidiaries in North America provide certain health care and life insurance benefits to retired employees. Such benefits have no material effect on Honda’s financial position and results of operations.

FINANCIAL SECTION—NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Supplemental Disclosures of Cash Flow Information

	Yen (millions)			U.S. dollars (millions) (note 2)
	2001	2002	2003	2003
Cash paid during the year for:
Interest	¥106,446	¥105,614	¥100,368	$835
Income taxes	211,549	200,453	173,697	1,445

13. Comprehensive Income

Comprehensive income consists of net income, change in adjustments from foreign currency translation, change in net unrealized gains on marketable equity securities, and change in minimum pension liabilities adjustment, and is included in the consolidated statements of stockholders’ equity.

Changes in accumulated other comprehensive income (loss) for each of the years in the three-year period ended March 31, 2003 are as follows:

	Yen (millions)			U.S. dollars (millions) (note 2)
	2001	2002	2003	2003
Adjustments from foreign currency translation:
Balance at beginning of year	¥(580,676)	¥(419,482)	¥(300,081)	$(2,496)
Adjustments for the year	161,194	119,401	(169,391)	(1,410)

Balance at end of year	(419,482)	(300,081)	(469,472)	(3,906)

Net unrealized gains on marketable equity securities:
Balance at beginning of year	41,022	16,637	8,730	72
Realized (gain) loss on marketable equity securities	(5,398)	2,975	7,137	59
Decrease in net unrealized gains on marketable equity securities	(18,987)	(10,882)	(1,047)	(8)

Balance at end of year	16,637	8,730	14,820	123

Minimum pension liabilities adjustment:
Balance at beginning of year	(34,962)	(81,682)	(187,824)	(1,562)
Adjustments for the year	(46,720)	(106,142)	(120,689)	(1,004)

Balance at end of year	(81,682)	(187,824)	(308,513)	(2,566)

Total accumulated other comprehensive income (loss):
Balance at beginning of year	(574,616)	(484,527)	(479,175)	(3,986)
Adjustments for the year	90,089	5,352	(283,990)	(2,363)

Balance at end of year	¥(484,527)	¥(479,175)	¥(763,165)	$(6,349)

FINANCIAL SECTION—NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments are as follows:

	Yen (millions)
	Before-tax amount	Tax (expense) or benefit (note 9)	Net-of-tax amount
2001:
Adjustments from foreign currency translation	¥257,557	¥(96,363)	¥161,194
Unrealized gains (losses) on marketable equity securities:
Unrealized holding gains (losses) arising during the year	(32,182)	13,195	(18,987)
Reclassification adjustments for gains realized in net income	(9,150)	3,752	(5,398)

Net unrealized gains (losses)	(41,332)	16,947	(24,385)

Minimum pension liabilities adjustment	(79,186)	32,466	(46,720)

Other comprehensive income (loss)	¥137,039	¥(46,950)	¥90,089

2002:
Adjustments from foreign currency translation	¥118,341	¥1,060	¥119,401
Unrealized gains (losses) on marketable equity securities:
Unrealized holding gains (losses) arising during the year	(18,994)	8,112	(10,882)
Reclassification adjustments for losses realized in net income	5,134	(2,159)	2,975

Net unrealized gains (losses)	(13,860)	5,953	(7,907)

Minimum pension liabilities adjustment	(179,901)	73,759	(106,142)

Other comprehensive income (loss)	¥(75,420)	¥80,772	¥5,352

2003:
Adjustments from foreign currency translation	¥(179,332)	¥9,941	¥(169,391)
Unrealized gains (losses) on marketable equity securities:
Unrealized holding gains (losses) arising during the year	(2,002)	955	(1,047)
Reclassification adjustments for losses realized in net income	12,135	(4,998)	7,137

Net unrealized gains (losses)	10,133	(4,043)	6,090

Minimum pension liabilities adjustment	(200,434)	79,745	(120,689)

Other comprehensive income (loss)	¥(369,633)	¥85,643	¥(283,990)

	U.S. dollars (millions) (note 2)
	Before-tax amount	Tax (expense) or benefit (note 9)	Net-of-tax amount
2003:
Adjustments from foreign currency translation	$(1,493)	$83	$(1,410)
Unrealized gains (losses) on marketable equity securities:
Unrealized holding gains (losses) arising during the year	(16)	8	(8)
Reclassification adjustments for losses realized in net income	100	(41)	59

Net unrealized gains (losses)	84	(33)	51

Minimum pension liabilities adjustment	(1,667)	663	(1,004)

Other comprehensive income (loss)	$(3,076)	$713	$(2,363)

FINANCIAL SECTION—NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Fair Value of Financial Instruments

The estimated fair values of significant financial instruments at March 31, 2002 and 2003 are as follows:

	Yen (millions)				U.S. dollars (millions) (note 2)
	2002		2003		2003
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Finance subsidiaries –receivables (a)	¥1,567,614	¥1,566,851	¥1,835,085	¥1,868,749	$15,267	$15,547
Investments and advances–marketable equity securities	79,804	79,804	66,841	66,841	556	556
Debt	(2,059,697)	(2,064,112)	(2,322,478)	(2,329,535)	(19,322)	(19,380)

Foreign exchange instruments (b)
Asset position	¥1,617	¥1,617	¥9,598	¥9,598	$80	$80
Liability position	(22,107)	(22,107)	(13,523)	(13,523)	(113)	(113)

Net	¥(20,490)	¥(20,490)	¥(3,925)	¥(3,925)	$(33)	$(33)

Interest rate instruments (c)
Asset position	¥5,940	¥5,940	¥572	¥572	$5	$5
Liability position	(22,835)	(22,835)	(43,498)	(43,498)	(362)	(362)

Net	¥(16,895)	¥(16,895)	¥(42,926)	¥(42,926)	$(357)	$(357)

(a)	The carrying amounts of finance subsidiaries-receivables at March 31, 2002 and 2003 in the table exclude ¥1,236,334 million and ¥1,492,476 million ($12,416 million) of direct financing leases, net, classified as finance subsidiaries-receivables in the consolidated balance sheets, respectively.

(b)	The fair values of foreign currency forward contracts, foreign currency option contracts and foreign currency swap agreements are included in other assets and other current assets/liabilities in the consolidated balance sheets as follows (see note 7):

	Yen (millions)		U.S. dollars (millions) (note 2)
	2002	2003	2003
Other current assets	¥1,052	¥4,025	$34
Other assets	565	5,573	46
Other current liabilities	(22,107)	(13,523)	(113)

	¥(20,490)	¥(3,925)	$(33)

(c)	The fair values of interest rate swap agreements are included in other assets/liabilities and other current liabilities in the consolidated balance sheets as follows (see note 7):

	Yen (millions)		U.S. dollars (millions) (note 2)
	2002	2003	2003
Other assets	¥5,940	¥572	$5
Other current liabilities	(22,777)	(43,344)	(361)
Other liabilities	(58)	(154)	(1)

	¥(16,895)	¥(42,926)	$(357)

FINANCIAL SECTION—NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The estimated fair value amounts have been determined using relevant market information and appropriate valuation methodologies. However, these estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. The effect of using different assumptions and/or estimation methodologies may be significant to the estimated fair value amounts.

The methodologies and assumptions used to estimate the fair values of financial instruments are as follows:

CASH AND CASH EQUIVALENTS, TRADE RECEIVABLES AND TRADE PAYABLES

The carrying amounts approximate fair values because of the short maturity of these instruments.

FINANCE SUBSIDIARIES-RECEIVABLES

The fair values of retail receivables and term loans to dealers were estimated by discounting future cash flows using the current rates for these instruments of similar remaining maturities. Given the short maturities of wholesale receivables, the carrying amount of such receivables approximates fair value.

MARKETABLE EQUITY SECURITIES

The fair value of marketable equity securities was estimated using quoted market prices.

DEBT

The fair values of bonds and notes were estimated based on the quoted market prices for the same or similar issues. The fair value of long-term loans was estimated by discounting future cash flows using rates currently available for loans of similar terms and remaining maturities. The carrying amounts of short-term bank loans and commercial paper approximate fair values because of the short maturity of these instruments.

FOREIGN EXCHANGE AND INTEREST RATE INSTRUMENTS

The fair values of foreign currency forward contracts and foreign currency option contracts were estimated by obtaining quotes from banks. The fair values of currency swap agreements and interest rate swap agreements were estimated by discounting future cash flows using rates currently available for these instruments of similar terms and remaining maturities.

15. Risk Management Activities and Derivative Financial Instruments

The Company and certain of its subsidiaries are parties to derivative financial instruments in the normal course of business to reduce their exposure to fluctuations in foreign exchange rates and interest rates. Currency swap agreements are used to convert long-term debt denominated in a certain currency to long-term debt denominated in other currencies. Foreign currency forward contracts and purchased option contracts are normally used to hedge sale commitments denominated in foreign currencies (principally U.S. dollars). Foreign currency written option contracts are entered into in combination with purchased option contracts to offset premium amounts to be paid for purchased option contracts. Interest rate swap agreements are mainly used to convert floating rate financing, such as commercial paper, to (normally three-five years) fixed rate financing in order to match financing costs with income from finance receivables. These instruments involve, to varying degrees, elements of credit, exchange rate and interest rate risks in excess of the amount recognized in the consolidated balance sheets.

The aforementioned instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. However, Honda minimizes the risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. Management does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default. Honda generally does not require or place collateral for these financial instruments.

Foreign currency forward contracts and currency swap agreements are agreements to exchange different currencies at a specified rate on a specific future date. Foreign currency option contracts are contracts that allow the holder of the option the right but not the obligation to exchange different currencies at a specified rate on a specific future date. At March 31, 2002 and 2003, the total amounts of foreign currency forward contracts, currency swap agreements and foreign currency option contracts outstanding were ¥720,493 million and ¥1,175,166 million ($9,777 million), respectively.

Interest rate swap agreements generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amount. At March 31, 2002 and 2003, the notional principal amounts of interest rate swap agreements were ¥1,845,695 million and ¥2,287,736 million ($19,033 million), respectively.

FINANCIAL SECTION—NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. Commitments and Contingent Liabilities

At March 31, 2003, Honda had commitments for purchases of property, plant and equipment of approximately ¥24,375 million ($203 million).

Honda has entered into various guarantee and indemnification agreements. Honda has guaranteed approximately ¥88,193 million ($734 million) of bank loan of employees for their housing costs. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is approximately ¥88,193 million ($734 million). As of March 31, 2003, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Honda warrants its vehicles for specific periods of time. Product warranties vary depending upon the nature of the product, the geographic location of its sale and other factors.

The changes in provisions for those product warranties are as follow:

	Yen (millions)	U.S. dollars (millions) (note 2)
	2003	2003
Balance at beginning of year	¥196,011	$1,631
Warranty claims paid during the period	(89,757)	(747)
Liabilities accrued for warranties issued during the period	137,390	1,143
Changes in liabilities for pre-existing warranties during the period	4,579	38
Foreign currency translation	(8,425)	(70)

	¥239,798	$1,995

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and reserves. Punitive damages are claimed in certain of these lawsuits. Honda is also subject to potential liability under other various lawsuits and claims. After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the overall results of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position and results of operations.

17. Leases

Honda has several operating leases, primarily for office and other facilities, and certain office equipment.

Future minimum lease payments under noncancelable operating leases that have initial or remaining lease terms in excess of one year at March 31, 2003 are as follows:

Years ending March 31	Yen (millions)	U.S. dollars (millions) (note 2)
2004	¥27,144	$226
2005	18,155	151
2006	12,872	107
2007	9,413	78
2008	7,064	59
After five years	29,895	249

Total minimum lease payments	¥104,543	$870

Rental expenses under operating leases for each of the years in the three-year period ended March 31, 2003 were ¥49,400 million, ¥48,471 million and ¥46,877 million ($390 million), respectively.

FINANCIAL SECTION

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Honda Motor Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2002 and 2003, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The segment information required to be disclosed in financial statements under accounting principles generally accepted in the United States of America is not presented in the accompanying consolidated financial statements. Foreign issuers are presently exempted from such disclosure requirement in Securities Exchange Act filings with the Securities and Exchange Commission of the United States of America.

In our opinion, except for the omission of the segment information referred to in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements as of and for the year ended March 31, 2003 have been translated into United States dollars solely for the convenience of the reader. We have recomputed the translation and, in our opinion, the consolidated financial statements expressed in yen have been translated into dollars on the basis set forth in note 2 to the consolidated financial statements.

Tokyo, Japan

April 25, 2003

FINANCIAL SECTION—SELECTED QUARTERLY FINANCIAL DATA (Unaudited and Not Reviewed)

SELECTED QUARTERLY FINANCIAL DATA

(Unaudited and Not Reviewed)*

	Yen (millions except per share amounts)
	Year ended March 31, 2002				Year ended March 31, 2003
	I	II	III	IV	I	II	III	IV
Net sales and other operating revenue	¥1,760,435	¥1,744,561	¥1,756,412	¥2,101,030	¥1,936,836	¥1,916,775	¥1,989,239	¥2,128,649
Operating income	151,445	163,792	154,782	169,277	170,823	153,046	158,978	206,602
Income before income taxes and equity in income of affiliates	135,672	134,315	120,473	160,882	163,704	109,997	158,709	177,345
Net income	89,378	84,362	82,258	106,709	107,598	87,181	115,167	116,716
Net income per common share:
Basic	¥91.72	¥86.58	¥84.42	¥109.51	¥110.42	¥89.54	¥118.63	¥120.86
Diluted	91.72	86.58	84.42	109.51	110.42	89.54	118.63	120.86
Net income per American share:**
Basic	45.86	43.29	42.21	54.75	55.21	44.77	59.31	60.43
Diluted	45.86	43.29	42.21	54.75	55.21	44.77	59.31	60.43
Tokyo Stock Exchange:
(TSE) (in yen)
High	¥5,630	¥5,920	¥5,240	¥5,920	¥5,990	¥5,460	¥5,170	¥4,510
Low	4,670	3,090	3,830	4,810	4,630	4,620	3,990	3,840
New York Stock Exchange:**
(NYSE) (in U.S.dollars)
High	$22.84	$23.09	$20.56	$22.83	$23.85	$23.10	$20.99	$18.80
Low	19.08	13.65	16.51	18.12	19.25	19.65	17.01	16.40

*	All quarterly financial data is unaudited and has not been reviewed by its independent auditors.
**	Honda’s common stock-to-ADR exchange ratio was changed from two shares of common stock to one ADR, to one share of common stock to two ADRs, effective January 10, 2002. Per American depositary share information has been restated for all periods presented to reflect this four-for-one ADR split.

FINANCIAL SECTION—NET SALES AND OPERATING INCOME BY BUSINESS SEGMENT

NET SALES AND OPERATING INCOME BY BUSINESS SEGMENT*

Years ended March 31	Yen (millions)
	1999	2000	2001	2002	2003
Motorcycle Business:
Net sales (Sales to unaffiliated customers)	¥807,593	¥718,910	¥805,304	¥947,900	¥978,095
Operating income	82,350	47,264	56,478	69,656	58,766
Operating income/Net sales	10.2%	6.6%	7.0%	7.3%	6.0%
Automobile Business:
Net sales (Sales to unaffiliated customers)	4,989,071	4,961,026	5,231,326	5,929,742	6,440,094
Operating income	427,039	348,061	320,035	520,510	560,103
Operating income/Net sales	8.6%	7.0%	6.1%	8.8%	8.7%
Financial Services:
Net sales (Sales to unaffiliated customers)	162,007	137,128	169,293	201,906	237,958
Operating income	24,308	18,054	30,802	45,084	61,989
Operating income/Net sales	15.0%	13.2%	18.2%	22.3%	26.1%
Other Businesses:
Net sales (Sales to unaffiliated customers)	272,370	281,776	257,907	282,890	315,352
Operating income	15,001	12,851	(355)	4,046	8,591
Operating income/Net sales	5.5%	4.6%	(0.1)%	1.4%	2.7%

Total:
Net sales (Sales to unaffiliated customers)	¥6,231,041	¥6,098,840	¥6,463,830	¥7,362,438	¥7,971,499
Operating income	548,698	426,230	406,960	639,296	689,449
Operating income/Net sales	8.8%	7.0%	6.3%	8.7%	8.6%

*	The business segment information has been prepared in accordance with the Ministerial Ordinance under the Securities and Exchange Law of Japan. This information is unaudited and not reviewed by its independent auditors (KPMG). Effective fiscal 2000, Honda changed its business segment categorization, whereby the all-terrain vehicle (ATV) business is now included in the Motorcycle Business, previously included in Other Businesses. All prior years’ figures have been restated to reflect this change.

INVESTOR INFORMATION

Honda Motor Co., Ltd.

Established : September 24, 1948

1-1, 2-chome, Minami-Aoyama, Minato-ku,

Tokyo 107-8556, Japan

TEL : 03 (3423) 1111

URL: http://world.honda.com

Honda North America, Inc.

New York Office,

540 Madison Avenue, 32nd Floor,

New York, NY 10022, U.S.A.

TEL : (212) 355-9191

Honda Motor Europe Limited

Public Relations & Investor Relations Division

470 London Road, Slough, Berkshire SL3 8QY, U.K.

TEL : (01753) 590-590

Stock Exchange Listings in Japan

Tokyo, Osaka, Nagoya, Sapporo and Fukuoka

Stock Exchange Listings Overseas

New York, London, Euronext Paris and Swiss stock exchanges

Total Shares of Common Stock Issued and Outstanding

974,414,215 (as of March 31, 2003)

Transfer Agent for Common Stock

The Chuo Mitsui Trust and Banking Co., Ltd.

33-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574, Japan

Contact Address:

The Chuo Mitsui Trust and Banking Co., Ltd.

Stock Transfer Agency Dept. Operation center

8-4, Izumi 2-chome, Suginami-ku, Tokyo 168-0063, Japan

TEL : 03 (3323) 7111

Depositary and Transfer Agent for American Depositary Receipts

JPMorgan Chase Bank

270 Park Avenue, New York, NY 10017-2070, U.S.A.

Contact Address:

JPMorgan Service Center

150 Royal Street Canton, MA 02021, U.S.A.

TEL : (781) 575-4328

Classification	Number of stockholders	Number of shares held (thousands)%
Individuals	58,627	66,360	6.8
Government and Municipal Corporation	1	13	0
Financial institutions	285	521,213	53.5
Securities Companies	48	3,354	0.3
Domestic Companies and Others	734	101,024	10.4
Foreign Institutions and Individuals	907	269,651	27.7
Treasury Stock	1	12,797	1.3

Total	60,603	974,414	100.0

Years ended March 31	1999	2000	2001	2002	2003
High	5,530	5,880	5,360	5,920	5,990
Low	2,870	3,380	3,380	3,090	3,840
At year–end	5,350	4,240	5,120	5,380	3,950

Honda Motor Co., Ltd.

Printed in Japan

English summary of Honda Report to Stockholders No.118 (which was prepared in full in Japanese language and mailed to Stockholders of Honda Common Stock in Japan in August 2003)

1.	Special Interview:

Talk between Dr. Mamoru Mohri, Curator of the National Museum of Emerging Science and Innovation and Mr. Takeo Fukui, CEO of Honda Motor Co., Ltd.

2.	Making of Honda’s commercial messages

The “Salad” mini tiller, featuring simple, carefree operation that even first-time users will feel comfortable with.

3.	Honda Collection Hall

Vintage item:

Vamos: The unique light commercial vehicle which was introduced by Honda in 1970.

4.	Introduction of new products.

Automobiles:

The Inspire: the 4th generation model was remodeled.

The Element: an SUV that delivers new value.

Motorcycle:

XR250 – Motard: a new sport bike equipped with an easy-to-manage, powerful, air-cooled single-cylinder 250cc 4-stroke engine that delivers exceptional on-road driving performance.

5.	Unaudited consolidated financial results for the fiscal first quarter ended June 30, 2003.

Honda announced its unaudited consolidated financial results for the fiscal first quarter ended June 30, 2003.

(Details are as filed in Form 6K of July 2003)

(end)